                                                Filed Pursuant to Rule 424(B)(1)
                                                Registration No. 333-30113


PROSPECTUS

                             VALLEY RESOURCES, INC.

                         620,000 SHARES OF COMMON STOCK
                      $7,000,000 7.70% DEBENTURES DUE 2027
                            ------------------------

    The Corporation's Common Stock ("Common Stock") is listed on the American Stock Exchange. On August 21, 1997, the reported last sale price of the Common Stock on the American Stock Exchange was $11.00. See "Price Range of Common Stock and Dividends."

    Interest on the Debentures is payable semiannually on the first day of March and September, commencing March 1, 1998.

    The 7.70% Debentures due 2027 (the "Debentures") will be issued in the form of one global security (the "Global Security") registered in the name of the nominee of The Depository Trust Company (the "Depository"), and such nominee will be the sole holder of the Debentures. An owner of an interest in the Debentures ("Beneficial Owner") will not be entitled to the delivery of a definitive security except in limited circumstances. A Beneficial Owner's interest in the Global Security will be recorded on and transfers will be effected only through records maintained by the Depository and its participants. See "Description of Debentures."

    At the option of any deceased Beneficial Owner's representative, the Debentures are redeemable at 100% of their principal amount, plus accrued interest, at any time, subject to the maximum principal amounts of $25,000 per deceased Beneficial Owner and $210,000 in the aggregate for all deceased Beneficial Owners during the initial period ending September 1, 1998 and during each twelve month period thereafter, within 60 days after presentment to the Depository of a satisfactory request for redemption. Otherwise, neither the Corporation nor a Beneficial Owner can require redemption of the Debentures until September 1, 2002, although the Corporation may, but is not required to, redeem interests in the Debentures tendered in excess of the above limitations. On or after September 1, 2002, interests in the Debentures will be redeemable, in whole or in part, at the option of the Corporation at declining premiums. The Debentures will be unsecured obligations of the Corporation payable out of the Corporation's general operating funds, and no mandatory sinking fund will exist to provide for the repayment of the indebtedness represented by the Debentures. See "Description of Debentures."

    Prior to this offering, there has been no public market for the Debentures, and no assurance can be given that one will develop.
                            ------------------------

       THE SECURITIES OFFERED HEREBY INVOLVE A DEGREE OF RISK. SEE "RISK
                FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

==================================================================================================================
                                                                              UNDERWRITING
                                                           PRICE TO          DISCOUNTS AND         PROCEEDS TO
                                                            PUBLIC           COMMISSIONS(1)       CORPORATION(2)
------------------------------------------------------------------------------------------------------------------
Per Share..........................................         $11.00               $0.495              $10.505
  Total Common Stock(3)............................       $6,820,000            $306,900            $6,513,100
------------------------------------------------------------------------------------------------------------------
Per Debenture......................................          100%                  4%                  96%
  Total Debentures.................................       $7,000,000            $280,000            $6,720,000
------------------------------------------------------------------------------------------------------------------
  Total Offering(3)................................      $13,820,000            $586,900           $13,233,100
==================================================================================================================

(1) The Corporation has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deduction of expenses payable by the Corporation estimated at $115,000.

(3) The Corporation has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable for a period of 30 days after the date of this Prospectus, to purchase up to 93,000 additional shares of Common Stock upon the same terms and conditions set forth above, solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Corporation will be $14,843,000, $632,935 and $14,210,065, respectively. See "Underwriting."
                            ------------------------

    The Common Stock and Debentures are offered, subject to prior sale, when, as and if issued by the Corporation and accepted by the Underwriters, and subject to approval of certain legal matters by their counsel. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock and Debentures will be made in St. Louis, Missouri, on or about August 26, 1997. The Debentures will bear interest from the date of delivery of the Global Security to the Underwriters, which is expected to be on or about August 26, 1997.
                            ------------------------

EDWARD D. JONES & CO., L.P.                             FIRST ALBANY CORPORATION

                The date of this Prospectus is August 21, 1997.

                  [MAP OF VALLEY RESOURCES, INC. APPEARS HERE]

     The above map depicts the areas serviced by the Utilities and the propane operations. Morris Merchants' sales area encompasses New England and upstate New York. Alternate Energy Corporation's primary sales area is New England, but customers are also serviced throughout the United States and in South America.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock and debentures. Such transactions may include stabilizing, the purchase of common stock and debentures to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                             AVAILABLE INFORMATION

     Valley Resources, Inc. (the "Corporation") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 with respect to the securities offered hereby (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"). This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information pertaining to these securities and the Corporation, reference is made to the Registration Statement.

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Corporation can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Regional Offices: 7 World Trade Center, New York, NY 10048; and Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies can be obtained by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Such material also can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006. In addition, certain of such materials are also available electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have heretofore been filed by the Corporation with the Commission pursuant to the Exchange Act, are incorporated by reference into this Prospectus and shall be deemed to be a part hereof as of their respective dates:

          1. The annual report of the Corporation on Form 10-K for the fiscal year ended August 31, 1996.

          2. The quarterly reports of the Corporation on Form 10-Q for the fiscal quarters ended November 30, 1996, February 28, 1997 and May 31, 1997.

     Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Except as so modified or superseded, such statement shall not be deemed to constitute a part of this Registration Statement.

     ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS. WRITTEN REQUESTS SHOULD BE MAILED TO KENNETH W. HOGAN, SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY, VALLEY RESOURCES, INC., 1595 MENDON ROAD, CUMBERLAND, RHODE ISLAND 02864. TELEPHONE REQUESTS MAY BE DIRECTED TO (401) 334-1188.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus or incorporated herein by reference and, except as otherwise noted, assumes that the Underwriters' Over-Allotment Option will not be exercised.

                                THE CORPORATION

     Valley Resources, Inc. is a Rhode Island holding company organized in 1979, whose principal office is located at 1595 Mendon Road, Cumberland, Rhode Island 02864. (Telephone number 401-334-1188). The Corporation has five active wholly-owned subsidiaries: Valley Gas Company, Bristol & Warren Gas Company, Valley Appliance and Merchandising Company, Valley Propane, Inc. and Morris Merchants, Inc. The Corporation also has an 80% interest in Alternate Energy Corporation. See "Valley Resources, Inc."

                                  THE OFFERING

COMMON STOCK:

Shares of Common Stock offered.....    620,000

Shares of Common Stock outstanding
after the offering.................    4,875,080*

Latest 52-week Range of Sales
Prices (through July 31, 1997).....   $13-$10 1/2

Indicated annual dividend rate per
share of Common Stock..............    $0.74

American Stock Exchange Symbol.....    VR

Dividend Reinvestment Plan (the
"Plan")............................    Available by separate prospectus

DEBENTURES:

Debentures offered.................    $7,000,000 in aggregate principal amount.

Maturity...........................    September 1, 2027.

Interest...........................    7.70% payable semi-annually on each
                                       September 1 and March 1, commencing March
                                       1, 1998.

Beneficial Owner's Redemption
Privilege..........................    At the option of any deceased Beneficial
                                       Owner's representative, the interests in the Debentures are redeemable at 100% of the principal amount, plus accrued interest, at any time, subject to the maximum principal amount of $25,000 per deceased Beneficial Owner and $210,000 in the aggregate for all deceased Beneficial
                                       Owners, during the initial period ending
                                       September 1, 1998 and for each twelve
                                       month period thereafter. See "Description of Debentures."

Corporation's Redemption
Privilege..........................    In whole or in part, beginning September
                                       1, 2002, at a premium of 104% declining
                                       by 1% per year for the next four years,
                                       plus accrued interest. See "Description
                                       of Debentures."

USE OF PROCEEDS....................    To reduce short-term debt of utility
                                       operations, to make loans to nonutility
                                       subsidiaries to repay short-term debt,
                                       and for working capital requirements. See
                                       "Use of Proceeds."

---------------

* Based on the number of shares of Common Stock outstanding as of June 30, 1997.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth certain summary financial information of the Corporation and the ratio of earnings to fixed charges as of May 31, 1997 and 1996 and for the nine months then ended and as of and for each of the five fiscal years ended August 31, 1996. The summary financial information is qualified by reference to the consolidated financial statements and other information and data set forth elsewhere in the Prospectus.

                                       FOR THE
                                     NINE MONTHS
                                    ENDED MAY 31,           FOR THE FISCAL YEAR ENDED AUGUST 31,
                                  ------------------  ------------------------------------------------
                                    1997      1996      1996      1995      1994      1993      1992
                                  --------  --------  --------  --------  --------  --------  --------
                                     (UNAUDITED)
                                         (IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS AND RATIOS)
OPERATING INCOME:
  Operating revenues............  $ 73,553  $ 68,011  $ 80,360  $ 74,870  $ 83,553  $ 77,286  $ 67,144
  Operating income..............  $  6,659  $  7,172  $  6,850  $  5,744  $  6,501  $  6,084  $  4,899
  Net income....................  $  4,444  $  5,075  $  3,998  $  2,555  $  3,826  $  3,727  $  3,115
  Net income applicable to
     common stock...............  $  4,444  $  5,075  $  3,998  $  2,555  $  3,826  $  3,727  $  3,115
  Earnings per average common
     share outstanding..........  $   1.04  $   1.19  $   0.94  $   0.61  $   0.91  $   0.89  $   0.74
  Dividends per common share....  $   0.55  $  0.543  $  0.725  $   0.71  $   0.69  $   0.66  $   0.63
  Average Number of Common
     Shares Outstanding.........     4,263     4,255     4,259     4,223     4,206     4,203     4,201
RATIO OF EARNINGS TO FIXED
  CHARGES(1):
  Actual........................       3.3       3.8       2.5       1.9       2.6       2.8       2.8
  Pro Forma(2)..................       3.5                 2.7

                                                                         MAY 31, 1997
                                                             ------------------------------------
                                                                  ACTUAL           PRO FORMA(2)
                                                             ----------------    ----------------
                                                                        (IN THOUSANDS)
CAPITALIZATION:
  Long-term debt (including current maturities)............  $23,674     44.7%   $30,674     46.1%
  Common equity............................................   29,339     55.3%    35,795     53.9%
                                                             -------    -----    -------    -----
  Total capitalization.....................................  $53,013    100.0%   $66,469    100.0%
                                                             =======    =====    =======    =====
  Short-term debt..........................................  $12,000             $   -0-
                                                             =======             =======

---------------
(1) The ratio of earnings to fixed charges represents the number of times that fixed charges are covered by earnings. Earnings for the calculation consist of net income before income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt expense.

(2) Adjusted to reflect the sale of the Common Stock and the issuance of the Debentures offered hereby and the application of the estimated net proceeds of $13,118,100 therefrom.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information contained and incorporated by reference in this Prospectus, the following factors should be carefully considered in evaluating the Corporation and its business before purchasing the securities offered hereby.

FACTORS AFFECTING THE GAS UTILITY INDUSTRY

     The natural gas industry is subject to numerous regulations and uncertainties, many of which affect the utility operations of the Corporation in varying degrees. Industry issues which have affected or may affect the Corporation from time to time include the following: fluctuations in demand attributable to weather; new business and operational requirements for gas supply resulting from changes in federal regulation of interstate pipelines; competition with other gas sources for commercial and industrial customers; competition with alternative sources of energy; uncertainty in achieving an adequate return on invested capital due to inflation; difficulty in obtaining rate increases from regulatory authorities in adequate amounts and on a timely basis; attrition in earnings produced by the combination of increasing expenses and the costs of new capital which may exceed allowed rates of return; the availability of pipeline transportation capacity necessary to secure supplies of gas; volatility in the price of natural gas; increases in construction and operating costs; environmental regulations; and uncertainty in the projected rate of growth of customers' energy requirements.

     Sales of natural gas for heating are sensitive to fluctuations in temperatures. Rates in the industry are set at levels assuming normal temperatures. In an abnormally warm year, revenues from sales of gas to heating customers will be adversely affected. The service areas of the Corporation's utilities have experienced warmer than normal weather in two of the last five years.

FACTORS AFFECTING THE CORPORATION'S NON-UTILITY OPERATIONS

     The Corporation's nonutility operations are subject to market competition and the ability to meet and maintain competitive pricing. Morris Merchants has exclusive rights to represent certain manufacturers in New England and upstate New York; however, there is no assurance that these rights will continue.

ABSENCE OF PUBLIC MARKET FOR DEBENTURES

     There is no public trading market for the Debentures and the Corporation does not intend to apply for listing of the Debentures on any national securities exchange or for quotation of the Debentures on any automated dealer quotation system. The Corporation has been advised by the Underwriters that they presently intend to make a market in the Debentures after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Debentures or that an active public market for the Debentures will develop. If an active public trading market for the Debentures does not develop, the market price and liquidity of the Debentures may be adversely affected. If the Debentures are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Corporation and certain other factors.

RELIANCE OF CORPORATION ON DIVIDENDS AND OTHER PAYMENTS FROM SUBSIDIARIES; DIVIDEND RESTRICTIONS IMPOSED ON SUBSIDIARIES

     The Corporation is a holding company, the principal assets of which are shares of the capital stock of its subsidiaries. As a holding company without independent means of generating revenues, the Corporation depends on dividends and other permitted payments from its subsidiaries to fund its obligations and meet its cash needs, including its payment obligations under the Debentures and the payment of dividends. Valley Gas Company ("Valley Gas") has outstanding indebtedness which may increase and any of the subsidiaries could issue preferred stock in the future which would have a preference over its common stock as to dividends. Valley Gas is not in default in payment of interest or principal on its outstanding indebtedness. Under the terms of its outstanding indebtedness, Valley Gas is subject to restrictions on the payment of dividends on its common stock. Under the most restrictive of these provisions, approximately $2,501,400 of Valley Gas' retained earnings at May 31, 1997 was available for common stock dividends. There are no restrictions as to the payment of dividends by the other subsidiary companies.

REDUCED PROBABILITY OF CHANGE OF CONTROL OR ACQUISITION OF CORPORATION DUE TO EXISTENCE OF ANTI-TAKEOVER PROVISIONS

     The Corporation's Articles of Incorporation and By-Laws contain certain provisions that reduce the probability of any change of control or acquisition of the Corporation. These provisions include, but are not limited to, the division of the Board of Directors into three classes with one class being elected each year for a term of three years, the ability of the Board of Directors to issue preferred stock in one or more series with such rights, obligations and preferences as the Board of Directors may determine without any further vote or action by the stockholders, and certain super-majority voting requirements for certain business combinations or for certain amendments of the Articles of Incorporation and By-laws. In addition, each share of Common Stock includes one preferred stock purchase Right which entitles the holder to purchase one one-hundredth of a share of Cumulative Participating Junior Preferred Stock, par value $100, upon the occurrence of certain events in excess of a stipulated percentage of ownership. See "Description of Common Stock."

                             VALLEY RESOURCES, INC.

     Valley Resources, Inc. (the "Corporation"), a Rhode Island corporation organized in 1979, is a holding company whose principal subsidiary operations are natural gas distribution. The Corporation's principal executive offices are located at 1595 Mendon Road, Cumberland, Rhode Island 02864, and its telephone number is 401-334-1188. As a holding company, the Corporation's principal asset is the common stock of its subsidiaries.

     The Corporation has five active wholly-owned subsidiaries: Valley Gas and Bristol & Warren Gas Company ("Bristol & Warren") (Valley Gas and Bristol & Warren collectively, the "Utilities") -- regulated natural gas distribution companies which accounted for 76% and 80% of the Corporation's revenues and net income, respectively, in fiscal 1996; Valley Appliance and Merchandising Company ("VAMCO") -- a merchandising appliance rental, sales and service company; Valley Propane, Inc. ("Valley Propane") -- a wholesale and retail propane company; Morris Merchants, Inc., d/b/a the Walter F. Morris Company ("Morris
Merchants") -- a manufacturer's representative of franchised lines in the plumbing and heating contractor supply and other energy related businesses. The Corporation also has an 80% interest in, and the obligation to acquire the remaining 20% interest of, Alternate Energy Corporation ("AEC"), which sells, installs and designs natural gas conversion systems and facilities.

                                USE OF PROCEEDS

     The net proceeds to the Corporation from the sale of the securities offered hereby are expected to be approximately $13,118,100, after deducting the underwriting commissions and other expenses of the offering. The Corporation intends to contribute $6,422,000 of the net proceeds of the offering described herein to the Utilities as a capital contribution, subject to the approval of the Rhode Island Division of Public Utilities, and the remainder will be used to make loans to its subsidiaries to repay short-term debt and for working capital requirements. The Utilities intend to use all of the capital contribution to retire a portion of their outstanding short-term debt, which was incurred principally for construction purposes. Utility construction expenditures for fiscal 1996 aggregated approximately $4,396,000 and are estimated at $4,233,400 for the year ending August 31, 1997. Additions to utility plant consist primarily of the construction of new mains and services and the installation of new meters in the service area. As of June 30, 1997, short-term bank notes aggregated $13,100,000. The interest rate on these borrowings ranged from 5.60% to 5.71% with maturities not exceeding 31 days.

     Pending such applications, the net proceeds may be held in temporary cash investments.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Corporation as of May 31, 1997 and the pro forma capitalization which reflects the issuance of the Common Stock and Debentures offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                       ACTUAL      PRO FORMA(1)
                                                                      --------     ------------
                                                                           (IN THOUSANDS)
Long-Term Debt:
  8% First Mortgage Bonds, due 2022.................................  $ 20,130       $ 20,130
  Note Payable......................................................     1,405          1,405
  9% Note Payable, due 1999.........................................     2,139          2,139
  Debentures Offered Hereby.........................................        --          7,000
                                                                      --------       --------
          Total.....................................................    23,674         30,674
Common Equity:
  Common Stock......................................................     4,280          4,900
  Paid in Capital...................................................    18,159         23,995
  Retained Earnings.................................................     9,851          9,851
  Less Accounts Receivable -- Employee Stock Ownership Plan.........    (2,951)        (2,951)
                                                                      --------       --------
          Total.....................................................    29,339         35,795
                                                                      --------       --------
Total Capitalization................................................  $ 53,013       $ 66,469
                                                                      ========       ========
Short-Term Debt.....................................................  $ 12,000       $    -0-
                                                                      ========       ========

---------------
(1) As adjusted for the estimated net proceeds from the sale of 620,000 shares of Common Stock being offered hereby and the issuance of the Debentures offered hereby and the application of the estimated net proceeds of $13,118,100 therefrom.

                            SELECTED FINANCIAL DATA

     The following tables set forth selected financial data of the Corporation. The following data should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                               MAY 31,                                     AUGUST 31,
                                       -----------------------   --------------------------------------------------------------
                                          1997         1996         1996         1995         1994         1993         1992
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                             (UNAUDITED)                    (IN THOUSANDS)
Assets
  Utility plant -- net...............  $   49,987   $   48,889   $   49,442   $   47,411   $   44,207   $   42,313   $   38,838
  Leased property -- net.............       2,505        3,138        2,945        2,014        2,436        2,395        3,343
  Nonutility plant -- net............       3,677        3,565        3,568        3,547        3,519        3,334        2,180
  Current assets.....................      20,876       18,736       19,307       18,409       18,358       20,727       20,908
  Other assets.......................      22,215       21,215       21,427       20,957       22,549       12,026       10,594
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total........................  $   99,260   $   95,543   $   96,689   $   92,338   $   91,069   $   80,795   $   75,863
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Capitalization and liabilities
  Capitalization
    Common equity....................  $   29,339   $   28,892   $   27,092   $   25,993   $   26,036   $   24,943   $   24,018
    Long-term debt (less current           23,174       23,291       23,256       24,616       27,035       27,580       15,795
      maturities)....................
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total........................      52,513       52,183       50,348       50,609       53,071       52,523       39,813
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Revolving credit arrangement.......       2,300        2,200        2,200          -0-          -0-          -0-          -0-
  Obligations under capital leases...       1,636        2,298        2,134        1,255        1,747        1,847        1,790
  Current liabilities................      24,643       21,788       24,005       23,932       18,530       18,982       26,922
  Other liabilities..................      18,168       17,074       18,002       16,542       17,721        7,443        7,338
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total........................  $   99,260   $   95,543   $   96,689   $   92,338   $   91,069   $   80,795   $   75,863
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                         FOR THE NINE MONTHS
                                            ENDED MAY 31,                        FOR THE YEAR ENDED AUGUST 31,
                                       -----------------------   --------------------------------------------------------------
                                          1997         1996         1996         1995         1994         1993         1992
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                             (UNAUDITED)  (IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)
Operating revenues...................  $   73,553   $   68,011   $   80,360   $   74,870   $   83,553   $   77,286   $   67,144
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Cost of gas sold...................      33,146       27,950       31,951       30,229       38,234       33,410       28,963
  Cost of sales -- nonutility........      11,134       10,372       13,689       13,190       12,784       12,715       11,893
  Other operation and maintenance....      14,912       14,702       19,379       18,288       17,784       17,300       15,107
  Depreciation.......................       2,333        2,212        2,956        2,685        2,474        2,304        1,770
  Taxes -- other than Federal               3,400        3,273        4,091        4,002        4,463        4,073        3,557
    income...........................
        -Federal income..............       1,969        2,330        1,444          732        1,313        1,400          955
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total........................      66,894       60,839       73,510       69,126       77,052       71,202       62,245
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income.....................       6,659        7,172        6,850        5,744        6,501        6,084        4,899
Other income -- net of tax...........         268          332          460          115          227          253          267
Total interest charges...............       2,483        2,429        3,312        3,304        2,902        2,610        2,051
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income...........................  $    4,444   $    5,075   $    3,998   $    2,555   $    3,826   $    3,727   $    3,115
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Shares outstanding -- average........   4,262,679    4,255,017    4,258,877    4,222,662    4,205,760    4,203,398    4,201,105
Shares outstanding -- period-end.....   4,280,028    4,260,797    4,280,028    4,260,797    4,213,043    4,213,043    4,213,043
Earnings per share...................  $     1.04   $     1.19   $     0.94   $     0.61   $     0.91   $     0.89   $     0.74
Dividends declared per share.........  $     0.55   $     .543   $    0.725   $     0.71   $     0.69   $     0.66   $     0.63

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     The discussion and analysis that follows reflect the operations of the Corporation and its six active subsidiaries: Valley Gas and Bristol & Warren, both regulated natural gas distribution companies; VAMCO, a merchandising, appliance rental, and service company; Valley Propane, a propane sales and service company; Morris Merchants, a representative distributor of franchised lines; and AEC, which sells, installs and designs natural gas conversion systems and facilities.

     Operating results are derived from two major classifications -- utility and nonutility. Utility revenues are generated from the operations of the regulated natural gas distribution companies and include the distribution and sale of natural gas to firm and seasonal customers. Nonutility revenues are a consolidation of the revenues of VAMCO, Valley Propane, Morris Merchants and AEC.

     The distribution and sale of natural gas to customers on a year-round basis for heating, water heating, cooking and processing are the sources of firm utility revenues. Firm customers can be residential, commercial or industrial. The revenues from firm sales customers are determined by regulated tariff schedules and through Rhode Island Public Utilities Commission ("RIPUC") approved commodity charge factors. These factors include the Purchased Gas Price Adjustment ("PGPA"), which requires the Utilities to collect from or return to customers changes in gas costs from those included in the regulated tariffs, and provides for an adjustment to collect post-retirement benefits.

     Seasonal and dual-fuel sales (see "Business") are made when excess gas supplies are available and gas prices are competitive with alternative fuel markets. These sales are generally made in non-winter months and can be interrupted by the Utilities at any time. Margins from seasonal sales and margins above $1 per thousand cubic feet ("Mcf") of gas sold to dual fuel customers are returned to firm sales customers through a reduction in the PGPA. Prior to November 1995, Bristol & Warren retained all margins on seasonal sales. The Utilities also provide transportation through their distribution systems for customer-purchased natural gas received by the Utilities on an off-peak basis.

     Morris Merchants and VAMCO generate nonutility revenues through the wholesale and retail sales of plumbing and heating supplies and appliances. Additionally, VAMCO generates revenues from appliance rentals and a service contract repair program.

     All of the Corporation's propane operations are conducted through Valley Propane, which sells propane at retail and provides service to propane customers in Rhode Island and southeastern Massachusetts.

     AEC, acquired in May 1996, generates revenues through the conversion of vehicles and stationary engines to natural gas and through the design and installation of natural gas fueling facilities. The Corporation owns an 80% interest in AEC and has the obligation to acquire the remaining 20% of the company currently held by the management of AEC. The operations of AEC did not materially impact the operations of the Corporation in fiscal 1996 or for the first nine months of fiscal 1997.

SEASONALITY

     The bulk of firm distribution and sales are made during the months of November through March. As a result, the highest levels of earnings and cash flow are generated in the quarters ending in February and May. The bulk of the capital expenditure programs are undertaken during the months of May through October, causing cash flow to be at its lowest during the quarters ending in November and August.

     Short-term borrowing requirements vary according to the seasonal nature of sales and expense activities of the Utilities, creating greater need for short-term borrowings during periods when internally generated funds are not sufficient to cover all capital and operating requirements, particularly in the summer and fall. Short-term borrowings utilized for construction expenditures generally are replaced by permanent financing when it becomes economical and practical to do so and where appropriate to maintain an acceptable relationship between borrowed and equity resources.

RESULTS OF OPERATIONS

  For the nine months ended May 31, 1997 versus 1996

     For the nine months ended May 31, 1997, utility gas revenues were $57,412,200, an increase of 8.1% over the same period in fiscal 1996. A decrease in base revenues generated from firm customers was offset by increased collections through the PGPA and seasonal and transportation revenues.

     Base revenues generated from the regulated tariffs declined 3.5% due to decreased natural gas sales resulting from warmer than normal weather. Revenues generated through the PGPA increased $5,543,700 over the prior year's nine month period due to an increase in the PGPA rate charged to firm customers.

     Seasonal revenues during the nine month period were 18.8% higher than the same period in fiscal 1996. The volume of seasonal gas sales increased 13.4% and the remainder of the increase was attributable to higher gas prices. Sales to seasonal customers are dependent upon the availability of natural gas and the price of alternate fuels. Margins earned from seasonal sales are returned to firm customers through the PGPA and do not impact operating income.

     Valley Gas transports natural gas owned by customers if delivered to Valley Gas's gate station. Transportation revenues for the nine month period increased $180,100 over the same period in fiscal 1996 due to increased volumes transported.

     Gas sold to firm customers decreased 4.3% to 7,110,200 Mcf for the nine months ended May 31, 1997. The decrease in gas sales is the result of warmer weather which was partially offset by an increase in the number of customers. Weather, as measured by degree days, was 4.6% warmer than the prior year nine month period. At May 31, 1997 there were 62,181 utility customers versus 61,979 at May 31, 1996.

     Nonutility revenues for the nine months ended May 31, 1997 totaled $16,141,400, an increase of 8.2% over fiscal 1996. The increase in nonutility revenues was the result of increases in retail and wholesale merchandise sales, revenues generated from propane operations and sales made by AEC. Conversions from electric heating, sales in the commercial markets and increases in the wholesale operation contributed to the increased revenues. Propane revenues for the nine month period increased over the prior year period, despite weather-related decreases in gallons sold, due to price increases in the cost of propane being passed along to customers.

     Operating expenses for the 1997 nine month period were impacted by increases in the cost of gas sold and nonutility cost of sales. The cost of gas sold increased when compared to the same period of 1996 as a result of both the increased purchase price of natural gas and the increased gas cost related to the PGPA revenue reconciliation. The average cost of gas distributed to firm customers was $3.98 per Mcf for the nine months ended May 31, 1997 compared to $3.61 per Mcf in the prior year period. Nonutility cost of sales increased 7.3% over the prior year nine month period which is directly attributable to the increase in nonutility revenues.

     The decrease in other income of $63,600 for the nine month period was the result of a decline in off-system sales. The decrease in other income was offset by increased interest income and the recognition of income on other investments.

     Interest expense increased 2.3% for the nine month period over the comparable period in fiscal 1996. Interest on increased short-term borrowings was slightly offset by a reduction in interest accrued on deferred fuel costs and lower borrowing rates.

  Fiscal 1996 versus Fiscal 1995

     Utility gas revenues in fiscal 1996 totaled $60,773,500, an increase of 8.5% over fiscal 1995. Revenues from sales to firm customers increased 9.8% over the prior fiscal year as a result of increased gas sales and rate relief. Offsetting the increase in revenues was a decrease of $2,654,800 in gas costs recovered through the PGPA. The PGPA does not impact operating income as it effectuates a dollar for dollar recovery of gas costs.

     In fiscal 1996, gas sold to firm customers increased 12.0% over fiscal 1995 and totaled 8,255,500 Mcf. The primary contributor to the increase in gas sales was the weather which was 17.0% colder than the prior year during the critical heating period, December through February.

     In October 1995, Valley Gas and Bristol & Warren were authorized by the RIPUC to consolidate their rate structures and to increase their tariffs to collect an additional $1,100,000 in revenues. The new tariffs collect an increased share of revenues through the customer charge, thus reducing sensitivity of utility revenues to weather. Approximately $825,000 of this revenue increase is reflected in fiscal 1996 revenues.

     Sales to seasonal customers in fiscal 1996 decreased 21.2% as compared to fiscal 1995. Seasonal sales are dependent on the availability of gas and the price of competing fuels. The colder winter period resulted in less gas available for sales to this market. Since profits on seasonal sales are returned to firm sales customers through the PGPA, seasonal sales have no impact on operating income.

     Transportation revenues declined by $124,800, or 24.6%, in fiscal 1996 as compared to fiscal 1995. The reduction in transportation revenues was the result of a decrease in gas delivered to Valley Gas on behalf of customers.

     Nonutility revenues totaled $19,586,600, an increase of 3.9% over fiscal 1995. Revenues from retail merchandising operations, inclusive of rental and service program revenues, increased 12.6% over the prior fiscal year. The focus on the commercial and industrial markets led to an increase in retail merchandising revenues and related gross profit, even though a lower profit margin percentage is earned on these sales. The service contract and rental program revenues increased due to new customers and price increases. The wholesale operations have faced gross profit margin declines because of pricing competition among manufacturers and consolidation of wholesale outlets within their market. Wholesale merchandise revenues declined slightly in fiscal 1996.

     The revenues generated from the propane company are included in nonutility revenues. Propane revenues increased 17.5% in fiscal 1996 over the prior fiscal year. The increase was due to a 12.3% increase in gallons of propane sold and an increase in the retail price of propane. Colder weather and sales to the construction heating market accounted for the increase in sales.

     Cost of gas sold includes the cost of natural gas, underground storage gas, liquefied natural gas and liquid propane gas to serve utility sales customers. The average cost per Mcf of natural gas distributed for utility operations in fiscal 1996 and fiscal 1995 was $3.84 and $3.21, respectively. Cold weather in November and December required the use of storage gas before the peak winter period which caused increased demands for natural gas supply during the winter period and resulted in increased natural gas prices. Changes in gas costs of the utility operations are passed through to firm sales customers in the calculations of the PGPA. Therefore, increases and decreases in gas costs do not impact the profit margins of the utility operations.

     The cost of sales for nonutility operations in fiscal 1996 increased 3.8% over the prior fiscal year. The increase was the result of increased retail sales and increased gallons sold of propane. The average cost of propane distributed was $0.48 per gallon in fiscal 1996 versus $0.44 per gallon in fiscal 1995.

     Other operation expenses increased 5.7% in fiscal 1996 over fiscal 1995 due to wages and increased costs associated with the operation of the peak shaving facilities. An increase in uncollectible expenses also contributed to the increase.

     Maintenance expense in fiscal 1996 was $1,672,000, an increase of 8.9% over the prior year. Maintenance expense increased due to costs related to the record snowfall experienced during the winter period and computer maintenance. Operation and maintenance expenses are impacted by general inflation and wages.

     Taxes -- other than Federal income increased 2.2% to $4,090,800 in fiscal 1996. Gross receipts taxes on increased utility revenues were responsible for the increase. The effective Federal income tax rates for the years ended August 31, 1996 and 1995 were 28% and 24%, respectively.

     Other income -- net of tax totaled $459,900 in fiscal 1996 and $115,000 in fiscal 1995. The increase in fiscal 1996 was a result of off-system natural gas sales and investment income. Off-system natural gas sales are natural gas sales to customers outside the franchise area at market clearing prices. The opportunities for off-system sales are dependent upon market demand and the ability of other gas suppliers to meet their delivery requirements. Management believes it is unlikely that conditions will exist for this level of off-system sales in subsequent years.

     Fiscal 1996 interest expense was $3,311,700, an increase of 0.2% over the prior fiscal year. Interest expense was impacted by an increase in short-term debt only partially offset by a reduction in the deferred fuel cost liability and the related interest accrual.

  Fiscal 1995 versus Fiscal 1994

     Fiscal 1995 utility gas revenues totaled $56,012,900, a 14.3% decrease from fiscal 1994. Firm revenues in fiscal 1995 decreased 16.1% from fiscal 1994 due to a $6,457,700 reduction in gas costs recovered through the PGPA and decreased gas sales.

     Gas sales to firm customers were 7,368,700 Mcf in fiscal 1995, a decrease of 6.7% from the prior year. The primary contributor to the sales decrease was warmer weather. Weather, as measured by degree days, in fiscal 1995 was 8.2% warmer than normal and 9.9% warmer than fiscal 1994. Weather during the critical heating period of December through February was 15.5% warmer than the prior year. In fiscal 1995, sales to seasonal customers increased 23.3% over the prior fiscal year. The warm weather made gas supplies available at competitive prices which was the primary reason for the sales increase. The profits from these sales for Valley Gas are returned to firm customers through the PGPA. Bristol & Warren's margin accrued to the benefit of stockholders in fiscal 1995 and 1994. Sales to dual fuel customers in fiscal 1995 increased by 24,600 Mcf over the prior fiscal year. Revenues from the transportation of customer-owned natural gas increased $134,800 in fiscal 1995.

     Nonutility revenues in fiscal 1995 were $18,857,200, an increase of 3.4% over fiscal 1994. VAMCO focused its retail merchandising attention on the commercial and industrial equipment market in response to the effects of the sluggish economy on the residential market. This led to increased retail sales of equipment to this market and an improvement in the gross margin of the retail operations. The rental and service contract programs continued to impact earnings positively. Wholesale operations experienced slight improvements in sales levels and gross margins as they continued their focus on higher margin lines. However, profitability decreased in the wholesale business due to expenses incurred from changes in management and the implementation of a computerized reporting system to improve communications between the customers and the sales force.

     As stated earlier, propane operations also are included in nonutility revenues. Propane revenues in fiscal 1995 decreased by 4.8% as a result of a 10.0% decrease in gallons sold, offset by increases in the wholesale price of propane. The warm weather was the major contributor to the decreased propane volume sold. Price competition continued to be a critical factor in the ability to expand these operations.

     The Utilities distribute natural gas, underground storage gas, liquefied natural gas and a limited amount of liquid propane gas to meet customer demands; the cost of these fuels is included in the cost of gas sold. The average cost per Mcf of gas distributed in fiscal 1995 was $3.21 versus $4.01 in fiscal 1994. The decrease in the cost per Mcf was the result of lower demand for natural gas as a result of the warmer weather. All changes in gas costs are passed through to firm customers through the workings of the PGPA.

     Cost of sales -- nonutility includes the cost of sales for the retail merchandising operation, the wholesale merchandising operation and the propane operation. Cost of merchandising goods sold increased 3.4% in fiscal 1995 over fiscal 1994 which was directly attributable to the increase in merchandise sales. The average cost of propane for the retail propane operations, included in cost of sales, was $0.44 per gallon in fiscal 1995 versus $0.40 per gallon in fiscal 1994.

     Operations expenses in fiscal 1995 increased 2.7% over fiscal 1994. Planned wage and benefit increases and an increase in uncollectible expenses accounted for a majority of this increase. A decreased use of peak shaving facilities and improved cost controls slightly offset these increases.

     Maintenance expense in fiscal 1995 was $1,535,200, an increase of 3.4% over fiscal 1994. Expenses related to the distribution system were responsible for the increase. Operation and maintenance expenses were impacted by wages and general inflation.

     Taxes -- other than Federal income were $4,002,100 in fiscal 1995, a decrease of $461,300 from the prior year. A reduction in gross receipts taxes as a result of decreased revenues and the lowering of the gross receipts tax rate for manufacturing customers were responsible for the decrease. The effective Federal income tax rates for the years ended August 31, 1995 and 1994 were 24% and 27%, respectively.

     Fiscal 1995 other income -- net of tax decreased $112,400 from the prior year. A decrease in funds available for overnight investments and interest earned on those investments were responsible for the decrease in other income.

     Interest expense in fiscal 1995 totaled $3,304,600, an increase of 13.8% over fiscal 1994. Increased short-term borrowing rates were responsible for the increase in interest expense.

LIQUIDITY AND CAPITAL RESOURCES

     The sale of natural gas, propane and merchandise and revenues collected through rental and service contract programs generate cash flows to meet the cash requirements of the Corporation. Operations, external financings and investments are also used to meet corporate cash needs. Short-term financings under existing lines of credit are available to meet daily cash needs. Long-term and intermediate financings, and when appropriate, equity issues are used to refinance short-term debt when deemed appropriate by management.

     The cash position of the Corporation is impacted by the requirement to inventory supplemental gas supplies and the timing of inventory acquisitions to meet the peak winter demand of the Utilities. Supplemental gas inventories are filled in the summer period for use during the winter period which has a negative impact on cash flows.

     Effective November 1995, the Utilities, as authorized by the RIPUC, consolidated their rate structures and increased their rate tariffs to collect an additional $1,100,000 in revenues. Approximately $825,000 of this rate increase positively impacted liquidity in fiscal 1996. Colder weather and its positive influence on revenues similarly impacted cash flow.

     During fiscal 1996, actual gas costs were greater than expected, which resulted in the Utilities' under-recovery of gas costs through the PGPA; this caused the liability to customers at the end of fiscal 1995 to become a receivable from customers in fiscal 1996, negatively impacting liquidity. This under-recovery is being collected from customers through an increase in the PGPA in fiscal 1997, which has had a positive impact on fiscal 1997 cash flows. Interest costs and the timing of Federal and state tax payments also impact liquidity.

     Cash flows were positively impacted during the third quarter of fiscal 1997 by the receipt of a natural gas supplier refund in the amount of $1,700,000 which was credited to the PGPA. However, sales during the quarter were less than anticipated due to warmer than normal weather which negatively impacted liquidity.

     Valley Gas entered into a revolving credit arrangement to fund the redemption of the Valley Gas 8% First Mortgage Bonds as they are redeemed by the current holders. During fiscal 1996, $2,200,000 of funds were borrowed under this arrangement, at a financing rate of less than 8%, which favorably impacted liquidity.

     Funding requirements are met through short-term borrowings under existing lines of credit. At May 31, 1997, the Corporation had $17,000,000 of available borrowings under its lines of credit. These lines are reviewed annually by the lending banks, and management believes they will be renewed or replaced. Management believes the available financings are sufficient to meet cash requirements for the foreseeable future.

     A lawsuit has been filed against Valley Gas and other parties by Blackstone Valley Electric Company ("Blackstone") seeking contribution towards a judgment against Blackstone's share of total clean-up costs of approximately $6,000,000 at the Mendon Road site in Attleboro, Massachusetts. The expenses relate to a site to which oxide waste was transported in the 1930's prior to the incorporation of Valley Gas. Management is of the opinion the Corporation will prevail as a result of the indemnification provisions included in the agreement entered into when Valley Gas acquired the utility assets from Blackstone. Management cannot determine the future cash flow impact, if any, of this claim and related legal fees. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.

     Valley Gas received a letter of responsibility from the Rhode Island Department of Environmental Management ("DEM") with respect to releases from manufactured coal waste on its property that is the site of the former Tidewater plant in Pawtucket, Rhode Island. Valley Gas and Blackstone have submitted a site investigation report to DEM relating to certain releases on the site. Management cannot determine the future cash flow impact, if any, of this claim and related expenses. Management takes the position that it is indemnified by Blackstone for any such expenses. Valley Gas intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period. Remediation of sites such as the former Tidewater plant is governed by a regulatory framework which now permits more flexibility in methods of remediation and in property reuse.

     Valley Gas received a letter of responsibility from DEM with respect to releases from manufactured coal waste on its property that is the site of the former Hamlet Avenue plant in Woonsocket, Rhode Island. Valley Gas and Blackstone have submitted a site investigation work plan to address certain releases at the site. Management cannot determine the future cash flow impact, if any, of this claim and related expenses. Management takes the position that it is indemnified by Blackstone for any such expenses. Valley Gas intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period. Remediation of this site is also governed by a regulatory framework that permits more flexibility in methods of remediation and in property reuse.

     The Corporation's net cash from operating activities in fiscal 1996 was $3,669,000 versus $6,728,000 in fiscal 1995 and $8,342,900 in fiscal 1994. Cash from operations was impacted by the deferred fuel cost account which used funds of $3,977,800 in fiscal 1996 and provided funds in fiscal 1995 and 1994. Cash from investing activities in the amount of $5,058,100 in fiscal 1996, $5,929,300 in fiscal 1995 and $4,604,700 in fiscal 1994 was used primarily for capital expenditures. Financing activities in fiscal 1996 provided cash of $1,441,200 primarily from the issuance of the revolving credit arrangement and the issuance of short-term debt offset by the use of funds for the payment of dividends and the redemption of a portion of the 8% First Mortgage Bonds. Financing activities used cash of $931,400 in fiscal 1995 and $4,090,800 in fiscal 1994.

     Cash flows from operating activities were positively impacted for the nine months ended May 31, 1997 as a result of increased collections through the PGPA and the receipt of a natural gas supplier refund. Cash flows for the nine months ended May 31, 1996 were positively impacted by increased sales and decreased cost of natural gas. Cash from investing activities was $3,054,500 for the nine months ended May 31, 1997 compared to $3,763,260 in the prior year nine-month period. Financing activities used cash of $5,270,400 for the nine months ended May 31, 1997 primarily as a result of short-term borrowings and the payment of dividends. This compares to cash used of $3,400,600 in the prior nine month period as a result of decreased short-term borrowings and dividend payments offset slightly by borrowings under a revolving credit arrangement to fund redemptions of the 8% First Mortgage Bonds.

     Capital expenditures are primarily for the expansion and improvement of the gas utility plant and for the purchase of rental and propane equipment. In fiscal 1996, capital expenditures were $5,008,700 versus $5,915,900 in fiscal 1995 and $4,553,400 in fiscal 1994. Fiscal 1997 capital expenditures are estimated to be $4,942,500, of which $2,987,500 was incurred in the Corporation's first three quarters; such expenditures have been and will be primarily for the expansion and improvements of gas utility property. It is anticipated that such expenditures will be financed through funds from operations and short-term borrowings.

                                    BUSINESS

     The Corporation is a holding company organized in 1979 and incorporated in the State of Rhode Island. The Corporation has five wholly-owned active subsidiaries: Valley Gas and Bristol & Warren -- regulated natural gas distribution companies; VAMCO -- a merchandising and appliance rental company; Valley Propane -- a wholesale and retail propane company; and Morris
Merchants -- a wholesale distributor of franchised lines in plumbing and heating contractor supply and other energy-related business. The Corporation also has an 80% interest in AEC which sells, installs and designs natural gas conversion systems and facilities.

     Bristol & Warren, acquired by the Corporation on April 1, 1992, was incorporated in the State of Rhode Island in 1953 to distribute natural gas to customers in Bristol and Warren, Rhode Island.

     In May 1996, the Corporation acquired its 80% interest in AEC. AEC was incorporated in the State of Rhode Island in April 1992 to design and install equipment for the conversion of vehicular and stationary engines to natural gas. The Corporation has the obligation to acquire the remaining 20% interest in AEC over the next five fiscal years. Such 20% interest is currently held by AEC management.

     Effective September 1995, all propane sales and service, some of which had formerly been conducted by the Corporation's now inactive subsidiary, The New England Gas Company, were combined into a single operation under the name Valley Propane.

STRATEGY

     The Corporation considers itself an integrated diversified energy company. It plans to continue its diversification efforts, primarily through internal growth of existing subsidiaries. Existing businesses continue to focus on the expansion of their activities to acquire additional market share. If attractive opportunities become available, diversification efforts will include the acquisition of new businesses.

UTILITY OPERATIONS

  Gas Sales and Transportation

     The Corporation's utility operations are conducted through the Utilities, which had an average of 61,653 customers during the twelve months ended May 31, 1997, of which approximately 91% were residential and 9% were commercial and industrial. For the nine months ended May 31, 1997, 50% of gas sales were to residential customers and 50% were to commercial and industrial customers.

     The Utilities provide natural gas service to residential, commercial and industrial customers and transportation services to industrial customers. Valley Gas' service territory is approximately 92 square miles located in the Blackstone Valley region in northeastern Rhode Island with a population of approximately 250,000. Bristol & Warren's service territory is approximately 15 square miles in eastern Rhode Island with a population of approximately 35,000. Effective November 1995, the Utilities operate under a single rate structure.

     The following table shows the distribution of gas sold during the years since fiscal 1992 in millions of cubic feet ("MMcf"):

                                                FOR THE FISCAL YEAR ENDED AUGUST 31,(1)
                                             ----------------------------------------------
                                              1996      1995      1994      1993      1992
                                             ------    ------    ------    ------    ------
        Residential........................   4,612     4,078     4,517     4,439     3,965
        Commercial.........................   2,252     1,953     2,078     1,978     1,680
        Industrial -- firm.................   1,391     1,338     1,299     1,185     1,152
        Industrial -- seasonal.............   1,047     1,298       996       818     1,010
                                              -----     -----     -----     -----     -----
        TOTAL..............................   9,302     8,667     8,890     8,420     7,807
                                              =====     =====     =====     =====     =====

---------------
(1) The operations of Bristol & Warren are included since April 1992.

     Firm customers of the Utilities use gas for cooking, heating, water heating, drying and commercial/ industrial processing. Certain industrial customers use additional gas in the summer months, when it is available at lower prices. These customers are subject to having their service interrupted at the discretion of the Utilities with very little notice. This use is classified as seasonal use. As discussed further below, the margin on seasonal use is passed through the PGPA to lower the cost of gas to all categories of firm customers. Bristol & Warren retained the margin on seasonal sales prior to November 1995.

     The primary source of utility revenues is firm use customers under tariffs which are designed to recover a base cost of gas, administrative and operating expenses and provide sufficient return to cover interest and profit. The Utilities also service dual fuel, interruptible and transportation customers under rates approved by the RIPUC. Additionally, Valley Gas services cogeneration customers under separate contract rates that were individually approved by the RIPUC.

     The Utilities' tariffs include a PGPA which allows an adjustment of rates charged to customers in order to recover all changes in gas costs from stipulated base gas costs. The PGPA provides for an annual reconciliation of total gas costs billed with the actual cost of gas incurred. Any excess or deficiency in amounts collected as compared to costs incurred is deferred and either reduces the PGPA or is billed to customers over subsequent periods. The PGPA does not impact operating income as it effectuates a dollar for dollar recovery of gas costs. All margins from interruptible customers are returned to firm customers through the workings of the PGPA.

     Utility revenues include a surcharge on firm gas consumption to collect a portion of the costs to fund postretirement medical and life insurance benefits above the pay-as-you-go costs included in base tariffs. The surcharge was authorized by the RIPUC in a generic rate proceeding and is being phased in over a ten-year period which commenced September 1, 1993. Effective November 1995, the current year funding of postretirement medical and life insurance benefits is included in base tariffs. In September 1996, the RIPUC authorized the funding shortages from the first two years of the phase-in to be recovered through a surcharge over the next three fiscal years.

     The prices of alternative sources of energy impact the interruptible and dual fuel markets. The Utilities serve these customers in the nonpeak periods of the year or when competitively priced gas supplies are available. These customers are subject to service discontinuance on short notice as system firm requirements may demand. Prices for these customers are based on the price of the customers' alternative fuel. In order to mitigate the volatility of earnings from interruptible and dual fuel sales, the Utilities roll into the PGPA the margin earned on these interruptible sales and all margins in excess of $1 Mcf of gas sold to dual fuel customers. This margin credit reduces rates to firm customers. This means of margin treatment alleviates the negative impact that swings in sales can have on earnings in the highly competitive industrial interruptible market.

     The Utilities business is seasonal. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

  Rates and Regulation

     The Utilities are subject to regulation by the RIPUC with respect to rates, adequacy of service, issuance of securities, accounting and other matters.

     On January 19, 1995, Valley Gas and Bristol & Warren filed revised tariffs with the RIPUC to consolidate their rate structures and to increase their combined annual revenues. On October 18, 1995, the RIPUC authorized the consolidated rate structure and allowed the Utilities to adjust their tariffs to annually collect $1,100,000 or 2.0%. These rates became effective November 21, 1995.

     On April 29, 1997, the Utilities were authorized to offer transportation rates to large commercial and industrial customers and to redesign the rates for other firm customer classes. The revenue-neutral rate redesign became effective June 1, 1997.

  Gas Supply and Storage

     Tennessee Gas Pipeline Company is the major natural gas transporter for Valley Gas under long-term contracts. Bristol & Warren's principal gas transporters are Algonquin Gas Transmission Company and Texas Eastern Transmission Corporation. The Utilities purchase natural gas from several suppliers on a long-term firm basis, as well as on the spot market whenever available.

     Year-Round Wellhead Firm Supply -- Valley Gas is a charter member of the Mansfield Consortium, which consists of five local distribution companies joined together to use their combined market power to secure favorable terms for longterm gas supply. In addition, Valley Gas is an investor in Boundary Gas, Inc. and a customer of Alberta Northeast, LTD, both of which were founded by groups of gas distribution companies in the Northeast to import natural gas from Canada.

     Valley Gas and Bristol & Warren together have 24,402 dekatherms per day ("Dth/day") of year-round firm supply under long-term contracts with four domestic and two Canadian suppliers. Of these contracts, 22,335 of the contracted Dth/day will expire in the next five years; 7,035 Dth/day are due to expire November 1, 1999 and 15,300 Dth/day are due to expire on June 30, 2002. All of the Utilities' gas supply contracts are spot-indexed based. The Utilities have flexible take requirements, with only 1,973 dekatherms categorized as "baseload" supply which must be taken every day, and that contract expires in 1999.

     Winter-Only Firm Supply -- The Utilities are well-positioned with respect to winter-only firm supply in that their actual and prospective long-term contracts are with major participants in this market, and contract prices are at competitively favorable terms.

     Liquefied Natural Gas ("LNG") -- Valley Gas is entitled to 5,300 Dth/day of firm supply from Distrigas, which revaporizes LNG at its Everett, Massachusetts facility for delivery during the winter months to Valley Gas by Tennessee Gas Pipeline or to Bristol & Warren via Algonquin Gas Transmission. As an option, Valley Gas may take this gas in its liquefied state for transportation by truck to and storage at Valley Gas' on-site LNG tank. A further option allows Valley Gas to increase its maximum daily quantity from 5,300 to 7,950 dekatherms. There are no minimum takes, and the contract runs through October 31, 2005.

     Maritimes & Northeast Pipeline -- Subject to approval by the Federal Energy Regulatory Commission and subsequent construction of the proposed Maritimes & Northeast Pipeline from Sable Island, Canada into a Massachusetts interconnect with Tennessee Gas Pipeline, Valley Gas will be entitled to firm winter delivery of 5,000 Dth/day to its city gate, with an option to increase its maximum daily quantity to 7,500 dekatherms. There are no minimum takes. This 10-year contract is scheduled to go into effect November 1, 1999.

     Pawtucket Power Co-Generation Plant -- Valley Gas is entitled under long-term contract to utilize up to 540 dekatherms per hour, with a maximum annual quantity of 333,000 dekatherms, of natural gas used by Pawtucket Power in its generation of electricity and steam. This firm gas supply originates in Alberta, Canada.

     Underground Storage -- The Utilities have 1,543,958 dekatherms of underground storage capacity with CNG Transmission and National Fuel Gas Supply Corporation, with a total maximum daily withdrawal quantity of 20,589 dekatherms. Underground storage gas is injected during the non-winter months by the Utilities into fields located in Pennsylvania and New York, for subsequent withdrawal during the winter when customer demand is greatest.

     Interstate Pipeline Capacity -- The Utilities utilize firm pipeline capacity for two basic purposes: 1) daily transportation of firm and spot market gas supply throughout the year from the Gulf Coast to their city gates, and 2) winter-only transportation of underground storage gas to their city gates.

     Gas Supply Pipeline Capacity -- Total year-round firm capacity is 24,902 Dth/day. Of this total, 86% expires by December 1, 2002.

     Storage Pipeline Capacity -- The Utilities' storage-related pipeline capacity totals 11,349 Dth/day. About 37% of this capacity expires November 1, 2000, and the remainder extends from 2003 through 2012.

     On-Site LNG and Propane Storage -- In addition to the gas delivered by the interstate pipeline, the Utilities have on-site storage facilities for liquid propane gas ("LPG"), with Valley Gas having about 857,000 gallons and Bristol & Warren having about 117,000 gallons of LPG storage. Valley Gas also has on-site storage facilities for 968,320 gallons (about 85,000 dekatherms) of LNG. Both LPG and LNG are vaporized into the Utilities distribution systems during periods of peak demand, and utilized as backup in the event of failure of an upstream pipeline to deliver needed gas supplies.

  Competition and Marketing

     The primary competition faced by the Utilities is from other energy sources, primarily heating oil. The principal considerations affecting a customer's selection among competing energy sources include price, equipment cost, reliability, ease of delivery and service. In addition, the type of equipment already installed in businesses and residences significantly affects the customer's choice of energy. However, where previously installed equipment is not an issue, households in recent years have consistently preferred the installation of gas heat. For example, Valley Gas' statistics indicate that approximately 90% of the new homes built on or near Valley Gas' service mains in recent years have selected gas as their energy source.

     The Utilities are pursuing new markets believed to have the potential to provide both growth and/or lessen sales sensitivity to weather: industrial processing, cogeneration, natural gas vehicles and conversions from oil or electricity to gas.

     In recent utility rate decisions, the RIPUC approved rates which will retain and attract industrial customers. Additionally, the Utilities have two rates which promote economic development in its service territory. These rates provide incentives for companies that add industrial processing load, make a substantial investment in new natural gas equipment and hire additional employees.

     The cogeneration market is addressed through sales contacts with customers who have applications suitable to use waste heat through the cogeneration process. There are established rate tariffs to specifically address the requirements of the cogeneration market. In addition, Valley Gas has a 50 kilowatt demonstration facility at its Cumberland location which provides electricity for computer facilities and hot water requirements.

     Valley Gas has a compressed natural gas ("CNG") fueling station at its Cumberland, Rhode Island headquarters. The use of natural gas in vehicles is promoted through conversions of its own fleet and the CNG rate approved by the RIPUC.

     The Utilities' residential marketing department seeks to increase conversions from oil to natural gas through installations of conversion burners and conversions to natural gas of housing developments that initially chose alternate energy sources. Additional efforts are made to convert homes with inactive natural gas service and to replace electric heating systems with natural gas systems.

     The distribution company unbundling process will add competition from a new source -- natural gas suppliers. The Utilities have received approval from the RIPUC for transportation rates which allow large commercial and industrial customers the choice to purchase gas from the Utilities or from natural gas marketers; gas purchased by users within the Utilities' territories is transported to the users by the Utilities. Since the Utilities' profits are derived from distribution of natural gas and not natural gas sales, this process should not significantly impact the profitability of the Utilities.

  Gas Distribution System

     Valley Gas' distribution system consists of approximately 900 miles of gas mains and service lines. Bristol & Warren's gas distribution system consists of approximately 100 miles of gas mains and service lines. The aggregate maximum daily quantity of gas that may be distributed through the Utilities from their own facilities and under existing supply and transportation contracts is approximately 100 MMcf, and the maximum daily gas sendouts for all sales customers of the Utilities during the last five fiscal years were 71 MMcf in 1996, 66 MMcf in 1995, 77 MMcf in 1994, 69 MMcf in 1993, and 67 MMcf in 1992.

GAS MARKETING

     The Corporation is positioning itself to participate in the deregulated energy markets by entering into a marketing alliance with Total/Louis Dreyfus Energy Services, L.L.C. to market natural gas and petroleum-based products. The marketing alliance will provide the Corporation the opportunity to supply energy needs to customers without franchise territory barriers. The Utilities also filed to unbundle their firm commercial and industrial tariffs with the RIPUC in September 1996. Effective June 1, 1997, the Utilities were authorized to offer transportation rates to large commercial and industrial customers and redesign the rates for other customers.

APPLIANCE CONTRACT SALES AND RENTALS

     The Corporation conducts appliance sales, service contract sales and appliance rentals through its subsidiaries VAMCO and Morris Merchants. VAMCO's revenues are generated through retail appliance sales, service contract sales and through the rental of gas-fired appliances. The merchandising subsidiaries are in competitive businesses with competition based on many factors, including price, quality of product and service.

     Morris Merchants has contracts for the distribution of certain lines that it wholesales. At this time the Corporation has no reason to believe it will lose any of its existing lines.

PROPANE OPERATIONS

     The propane operations are conducted through Valley Propane, which sells, at retail, liquid propane gas to residential and commercial customers in Rhode Island and nearby Massachusetts. At May 31, 1997, Valley Propane had 2,729 customers. Valley Propane also supplies propane to holding customers of the Utilities; these customers are serviced by Valley Propane until the Utilities can connect mains and service lines. Valley Propane is also impacted by weather, as a large percentage of its customers use propane as a primary source of heat. Valley Propane increases and decreases the selling price of its gas depending upon supply and competition.

NATURAL GAS CONVERSIONS

     The Corporation conducts natural gas conversions through AEC. AEC generates its revenues through the engineering and installation of compressed natural gas refueling stations, the conversion of gasoline and diesel-powered vehicles to natural gas and through the implementation of its patented process to co-fire natural gas and diesel fuel in engines, primarily generators.

     The Corporation owns an 80% interest in AEC and has the obligation over the next five fiscal years to acquire the remaining 20%, which is currently held by the management of AEC.

ENVIRONMENTAL PROCEEDINGS

     For information regarding the Corporation's potential environmental liabilities, see "Management's Discussion and Analysis of the Results of Operations and Financial Condition -- Liquidity and Capital Resources."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "VR." The following table sets forth for the periods indicated the high and low sale prices of the Common Stock as reported by AMEX and the cash dividends paid per share in such periods.

     The Corporation has paid cash dividends on its Common Stock each year since 1964. While it is the intention of the Board of Directors to continue to declare dividends on a quarterly basis, the frequency and amount of future dividends will depend upon the Corporation's earnings, financial requirements and other relevant factors, including limitations imposed by the indenture for the Debentures. See "Description of Common Stock." There were 2,416 record holders of the Corporation's Common Stock as of July 15, 1997.

                                                                          MARKET PRICE
                                                             CASH       -----------------
                                                           DIVIDEND      HIGH       LOW
                                                           --------     ------     ------
        Fiscal 1995
          First Quarter..................................   $ .175      $13.25     $12.00
          Second Quarter.................................     .175       12.63      10.75
          Third Quarter..................................      .18       11.38      10.50
          Fourth Quarter.................................      .18       11.50      10.38

        Fiscal 1996
          First Quarter..................................   $  .18      $11.50     $10.25
          Second Quarter.................................      .18       11.38      10.50
          Third Quarter..................................    .1825       11.88      10.88
          Fourth Quarter.................................    .1825       12.63      11.88

        Fiscal 1997
          First Quarter..................................   $.1825      $13.00     $11.75
          Second Quarter.................................    .1825       12.00      11.00
          Third Quarter..................................     .185       12.50      11.25
          Fourth Quarter (through July 31, 1997).........     .185       11.81      10.63

                          DESCRIPTION OF COMMON STOCK

     The following description relating to the Common Stock is summarized from, and subject to the provisions of, the Articles of Incorporation and the Bylaws of the Corporation, as amended.

GENERAL

     The Corporation is authorized to issue 20,000,000 shares of Common Stock, $1 par value, of which 4,280,028 were issued and outstanding at June 30, 1997. The Corporation is also authorized to issue 500,000 shares of Preferred Stock, $100 par value, none of which is issued and outstanding. As of June 30, 1997, 41,125 shares of Common Stock were reserved for issuance under the Corporation's dividend reinvestment plan.

DIVIDEND RIGHTS

     Dividends are payable on the Common Stock when and as declared by the Board of Directors out of funds legally available therefor. Under Rhode Island law, dividends may be paid out of unreserved and unrestricted retained earnings.

     Inasmuch as the Corporation is structured as a holding company, the funds required to enable the Corporation to pay dividends on its Common Stock are derived from the dividends paid by its subsidiaries on their common stock, all of which is held by the Corporation, except for 20% of AEC. See "Risk Factors -- Reliance of Corporation on Dividends and Other Payments from Subsidiaries; Dividend Restrictions Imposed on Subsidiaries."

VOTING RIGHTS

     Each share of Common Stock is entitled to one vote on all matters submitted to stockholders.

     Directors. The Articles of Incorporation and Bylaws of the Corporation provide that the Board of Directors (presently numbering nine) shall be divided into three classes with each class to be as nearly equal in number as shall be possible, and that one class shall be elected each year for a term of three years. The Corporation's Bylaws provide that the affirmative vote of a majority of the outstanding shares of Common Stock is required to elect directors. Directors may be removed by stockholders from office at any time, but only for cause, by the affirmative vote of the holders of not less than 80% of the outstanding shares of Common Stock; however the 80% vote is not required when such action is recommended by a two-thirds vote of directors then in office.

     Certain Business Combinations. The Corporation's Articles of Incorporation provide that any "Business Combinations" involving a "Related Person" must be approved by the holders of 80% of the outstanding shares of its capital stock, provided that majority approval shall apply if (a) the proposed transaction has been approved by two-thirds of the Corporation's "Continuing Directors" or
(b)(1) the consideration to be received by the holders of the Corporation's capital stock is at least equal to the highest of (i) the highest per share price paid by the Related Person for any shares acquired within two years of the first public announcement of the proposed transaction (the "Announcement Date") or in the transaction in which it became a Related Person, (ii) the fair market value (as defined in the Articles of Incorporation) per share of the capital stock on the Announcement Date or the date on which the Related Person become a Related Person, or (iii) in the case of the Corporation's Preferred Stock, an amount equal to the highest preferential amount per share in the event of any liquidation, dissolution or winding up of the Corporation, (2) the consideration to be received by the Corporation's shareholders is in the same form as that previously paid by the Related Person for its shares, and (3) a proxy statement containing a fairness opinion of an investment banking firm and the position of the Continuing Directors on the proposed transaction shall have been mailed to all of the Corporation's shareholders to solicit their approval of the proposed transaction. A "Business Combination" is defined to include mergers, consolidations, leases, sales and exchanges of assets and similar transactions involving the Corporation and its subsidiaries which amount to 20% or more of the fair market value of the consolidated assets of the Corporation, including any securities issued by a subsidiary, between the Corporation (or a subsidiary) and a Related Person. The definition also includes certain other transactions (including reclassifications and recapitalizations) which would have the effect of, directly or indirectly, increasing the Related Persons' proportionate share of capital stock in the Corporation and complete or partial liquidations or dissolutions proposed by a Related Person. A "Related Person" is defined to include a person, entity or affiliated group of persons or entities that beneficially owns 15% or more of the capital stock of the Corporation. A "Continuing Director" is defined as a director (a) unaffiliated with any Related Person who was a member of the Board immediately prior to the time the Related Person became a Related Person or (b) who was designated as a Continuing Director by a majority of the then Continuing Directors.

     Amendments to Articles and Bylaws. The Articles of Incorporation and Bylaws of the Corporation provide for amendment of the foregoing provisions of the Articles or the Bylaws by 80% and two-thirds, respectively, of the outstanding shares entitled to vote unless the proposed amendment has been approved by two-thirds of the Board of Directors, in which case majority approval by stockholders as required by applicable law is necessary. The Board of Directors may amend the Bylaws subject, however, to the rights, preferences and privileges to which the holder of any class of stock shall be entitled.

     The general purpose of the foregoing provisions is to make more difficult and deter efforts by another party to gain control of the Corporation on a non-negotiated basis. It is possible that such provisions might also deter non-negotiated tender offers at a premium over market price which might be, or might be viewed by stockholders as being, beneficial. In addition, to the extent such non-negotiated takeover attempts are deterred, the positions held by management are made more secure.

LIQUIDATION RIGHTS

     Shares of Preferred Stock, if any are issued in the future and then outstanding, will be preferred over Common Stock in the event of liquidation of the Corporation at the redemption price for such preferred shares in effect at the time of such liquidation, and in involuntary liquidation at prices not to exceed $100 par value per share, plus accrued dividends. In addition, in the event of liquidation of any of the Corporation's subsidiaries, all securities of the subsidiaries, other than common stock, including shares of preferred stock then issued and outstanding, would receive payment in full before any amounts would be available for distribution to the Corporation as the holder of the common stock of the subsidiaries. Subject to the foregoing, holders of the Common Stock will share ratably in assets available for distribution after payment in full of all obligations of the Corporation in the event of its liquidation.

RIGHTS

     Each share of Common Stock of the Corporation includes one preferred stock purchase Right which entitles the holder to purchase one one-hundredth of a share of Cumulative Participating Junior Preferred Stock, par value $100, at a price of $35 per one one-hundredth of a share subject to adjustment. The Rights are not currently exercisable and trade automatically with the Common Stock. The Rights will generally become exercisable, and separate certificates representing the Rights will be distributed, upon occurrence of the acquisition or the commencement of a tender or an exchange offer by any person or group to acquire 10% or more of the issued and outstanding shares of Common Stock.

     The Rights should not interfere with any merger or business combination approved by the Board of Directors because, prior to the Rights becoming exercisable, the Rights may be redeemed by the Corporation at $0.01 per Right. The Rights have no dilutive effect and do not affect reported earnings per share.

DIVIDEND REINVESTMENT PLAN

     The Corporation offers holders of the Common Stock an opportunity through the Plan to reinvest their dividends automatically in shares of the Common Stock at a price equal to 95% of the average of the reported closing price of the Common Stock on the three trading days preceding the dividend payment date. The Plan also permits holders of Common Stock to make cash investments for the purchase of shares of Common Stock on the open market, without any discount. Such shares are offered only by means of a separate Prospectus available from the Corporation upon request.

TRANSFER AGENT & REGISTRAR

     The transfer agent and registrar of the Common Stock is The Bank of New York, New York, New York.

                           DESCRIPTION OF DEBENTURES

GENERAL

     The Debentures are to be issued under an Indenture dated as of August 15, 1997 (the "Indenture"), by and between the Corporation and Mellon Bank, N.A., as Trustee. A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Debentures include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. Potential investors are referred to the Indenture and the Trust Indenture Act for a statement of such terms. The following statements relating to the Debentures and certain provisions of the Indenture are summaries, do not purport to be complete, and are subject to and are qualified in their entirety by reference to the provisions of the Indenture. Unless otherwise stated, capitalized terms defined in the Indenture have the same meanings when used herein.

     The Corporation does not intend to list the Debentures on a national securities exchange. There is presently no trading market for the Debentures, and there can be no assurance that such a market will develop or, if developed, that it will be maintained. See "Risk Factors -- Absence of Public Market for Debentures."

BOOK-ENTRY ONLY SYSTEM

     The Debentures will be issued in the aggregate initial principal amount of $7,000,000 and will be represented by one certificate (the "Global Security") to be registered in the name of the nominee of The Depository Trust Company ("DTC") or any successor depository (the "Depository"). The Depository will maintain the Debentures in denominations of $1,000 and integral multiples thereof through its book-entry facilities. In accordance with its normal procedures, the Depository will record the interests of each Depository participating firm (e.g., brokerage firm) ("Participant") in the Debentures, whether held for its own account or as a nominee for another person.

     So long as the nominee of the Depository is the registered owner of the Debentures, such nominee will be considered the sole owner or holder of the Debentures for all purposes under the Indenture and any applicable laws, except as noted below. A Beneficial Owner, as hereinafter defined, of interests in the Debentures will not be entitled to receive a physical certificate representing such ownership interest and will not be considered an owner or holder of the Debentures under the Indenture, except as otherwise provided below. A Beneficial Owner is the person who has the right to sell, transfer or otherwise dispose of an interest in the Debentures and the right to receive the proceeds therefrom, as well as interest, principal and premium (if any) payable in respect thereof. A Beneficial Owner's interest in the Debentures will be recorded, in integral multiples of $1,000, on the records of the Participant that maintains such Beneficial Owner's account for such purpose. In turn, the Participant's interest in such Debentures will be recorded, in integral multiples of $1,000, on the records of the Depository. Therefore, the Beneficial Owner must rely on the foregoing arrangements to evidence its interest in the Debentures. Beneficial ownership of the Debentures may be transferred only by compliance with the procedures of a Beneficial Owner's Participant (e.g., brokerage firm) and the Depository.

     All rights of ownership must be exercised through the Depository and the book-entry system, except that a Beneficial Owner is entitled to exercise directly its rights under Section 316(b) of the Trust Indenture Act with respect to the payment of interest and principal on the Debentures. Notices that are to be given to registered owners by the Corporation or the Trustee will be given only to the Depository. It is expected that the Depository will forward the notices to the Participants by its usual procedures, so that such Participants may forward such notices to the Beneficial Owners. Neither the Corporation nor the Trustee will have any responsibility or obligation to assure that any notices are forwarded by the Depository to the Participants or by any Participants to the Beneficial Owners.

     DTC has advised the Corporation and the Underwriters as follows: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of Participants and facilitates the clearance and settlement of securities transactions among Participants in such securities transactions through electronic book-entry changes in accounts of Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

INTEREST AND PAYMENT

     The Debentures will mature on September 1, 2027. The Debentures will bear interest from the date of issuance at the rate per annum stated on the cover page hereof, calculated on the basis of a 360-day year of twelve 30-day months, payable semi-annually on March 1 and September 1 of each year, commencing March 1, 1998 to the Persons in whose names the Debentures are registered at the close of business on the 15th day of the month prior to such Interest Payment Date. If any payment date would otherwise be a day that is a Legal Holiday, the payment will be postponed to the next day that is not a Legal Holiday, and no interest on such payment shall accrue for the period from and after such otherwise scheduled payment date for the purposes of the payment to be made on such next succeeding day.

     So long as the nominee of the Depository is the registered owner of the Debentures, payments of interest, principal and premium (if any) in respect of the Debentures will be made to the Depository. The Depository will be responsible for crediting the amount of such payments to the accounts of the Participants entitled thereto, in accordance with the Depository's normal procedures. Each Participant will be responsible for disbursing such payments to the Beneficial Owners of the interests in Debentures that it represents. Neither the Corporation nor the Trustee will have any responsibility or liability for any aspect of the records relating to, notices to, or payments made on account of, beneficial ownership interests in the Debentures; maintaining, supervising or reviewing any records relating to such beneficial ownership interests; the selection of any Beneficial Owner to receive payment in the event of a partial redemption of the Global Security; or consents given or other action taken on behalf of any Beneficial Owner.

REDEMPTION AT THE OPTION OF THE CORPORATION

     The Debentures will be redeemable at any time on or after September 1, 2002, as a whole or in part, at the election of the Corporation, at a Redemption Price equal to the percentage of the principal amount set forth below if redeemed during the twelve-month period beginning September 1 of the year indicated:

            YEAR                                             REDEMPTION PRICE %
            ----                                             ------------------
            2002...........................................          104%
            2003...........................................          103%
            2004...........................................          102%
            2005...........................................          101%
            2006 to maturity...............................          100%

     In each case, interest accrued to the Redemption Date shall also be paid. If less than all the Debentures are redeemed, the particular Debentures to be redeemed will be selected by the Trustee by lot.

     Notice of redemption will be mailed at least 30 days before the Redemption Date to each holder of Debentures to be redeemed at the holder's registered address.

     On and after the Redemption Date, interest will cease to accrue on Debentures or portions thereof called for redemption, unless the Corporation shall default in the payment of the Redemption Price.

LIMITED RIGHT OF REDEMPTION UPON DEATH OF BENEFICIAL OWNER

     Unless the Debentures have been declared due and payable prior to their maturity by reason of an Event of Default, the Representative (as hereinafter defined) of a deceased Beneficial Owner has the right to request redemption of all or part of his interest at par, expressed in integral multiples of $1,000 principal amount, in the Debentures for payment prior to maturity, and the Corporation will redeem the same subject to the limitations that the Corporation will not be obligated to redeem during the period from the original issuance of the Debentures through and including September 1, 1998 (the "Initial Period"), and during any twelve-month period which ends on and includes each September 1 thereafter (each such twelve-month period being hereinafter referred to as a "Subsequent Period"), (i) any interest in the Debentures which exceeds an aggregate principal amount of $25,000 or (ii) interests in the Debentures in an aggregate principal amount exceeding $210,000. A request for redemption may be presented to the Trustee by the Representative of a deceased Beneficial Owner at any time and in any principal amount. Representatives of deceased Beneficial Owners must make arrangements with the Participant through whom such interest is owned in order that timely presentation of redemption requests can be made by the Participant and, in turn, by the Depository to the Trustee. If the Corporation, although not obligated to do so, chooses to redeem interests of a deceased Beneficial Owner in the Debentures in the Initial Period or in any Subsequent Period in excess of the $25,000 limitation, such redemption, to the extent that it exceeds the $25,000 limitation for any deceased Beneficial Owner, shall not be included in the computation of the $210,000 aggregate limitation for such Initial Period or such Subsequent Period, as the case may be, or for any succeeding Subsequent Period.

     Subject to the $25,000 and the $210,000 limitations, the Corporation will, upon the death of any Beneficial Owner, redeem the interest of the Beneficial Owner in the Debentures within 60 days following receipt by the Trustee of a Redemption Request (as hereinafter defined) from such Beneficial Owner's personal representative, or surviving joint tenant(s), tenant(s) by the entirety or tenant(s) in common, or other persons entitled to effect such a Redemption Request (each, a "Representative"). If Redemption Requests exceed the aggregate principal amount of interests in Debentures required to be redeemed during the Initial Period or any Subsequent Period, then such excess Redemption Requests will be applied to successive Subsequent Periods, regardless of the number of Subsequent Periods required to redeem such interests.

     A request for redemption of an interest in the Debentures may be made by delivering a request to the Depository, in the case of a Participant which is the Beneficial Owner of such interest, or to the Participant through whom the Beneficial Owner owns such interest, in form satisfactory to the Participant, together with evidence of the death of the Beneficial Owner and evidence of the authority of the Representative satisfactory to the Participant and Trustee. A Representative of a deceased Beneficial Owner may make the request for redemption and shall submit such other evidence of the right to such redemption as the Participant or Trustee shall require. The request shall specify the principal amount of interest in the Debentures to be redeemed. A request for redemption in form satisfactory to the Participant and accompanied by the documents relevant to the request as above provided, together with a certification by the Participant that it holds the interest on behalf of the deceased Beneficial Owner with respect to whom the request for redemption is being made (a "Redemption Request"), shall be provided to the Depository by a Participant, and the Depository will forward the request to the Trustee. Redemption Requests shall be in form satisfactory to the Trustee.

     The price to be paid by the Corporation for an interest in the Debentures to be redeemed pursuant to a request on behalf of a deceased Beneficial Owner is one hundred percent (100%) of the principal amount thereof plus accrued but unpaid interest to the date of payment. Subject to arrangements with the Depository, payment for interests in the Debentures which are to be redeemed shall be made to the Depository upon presentation of Debentures to the Trustee for redemption in the aggregate principal amount specified in the Redemption Requests submitted to the Trustee by the Depository which are to be fulfilled in connection with such payment. Any acquisition of Debentures by the Corporation or its Subsidiaries other than by redemption at the option of any Representative of a deceased Beneficial Owner shall not be included in the computation of either the $25,000 or the $210,000 limitation for the Initial Period or for any Subsequent Period.

     Interests in the Debentures held in tenancy by the entirety, joint tenancy or by tenants in common will be deemed to be held by a single Beneficial Owner and the death of a tenant in common, tenant by the entirety or joint tenant will be deemed the death of a Beneficial Owner. The death of a person who, during such person's lifetime, was entitled to substantially all of the rights of a Beneficial Owner of an interest in the Debentures will be deemed the death of the Beneficial Owner, regardless of the recordation of such interest on the records of the Participant, if such rights can be established to the satisfaction of the Participant and the Trustee. Such interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh plans maintained solely by or for the decedent or by or for the decedent and his or her spouse), and trust and certain other arrangements where one person has substantially all of the rights of a Beneficial Owner during such person's lifetime.

     In the case of a Redemption Request which is presented on behalf of a deceased Beneficial Owner and which has not been fulfilled at the time the Corporation gives notice of its election to redeem the Debentures, the interests in the Debentures which are subject of such Redemption Request shall not be eligible for redemption pursuant to the Corporation's option to redeem but shall remain subject to fulfillment pursuant to such Redemption Request.

     Subject to the provisions of the immediately preceding paragraph, any Redemption Request may be withdrawn upon delivery of a written request for such withdrawal given to the Trustee by the Depository prior to payment for redemption of the interest in the Debentures by reason of the death of a Beneficial Owner.

     The Corporation is legally obligated to redeem Debentures and interests of Beneficial Owners therein properly presented for redemption pursuant to a Redemption Request in accordance with and subject to the terms, conditions and limitations of the Indenture, as summarized above. The Corporation's redemption obligation is not cumulative. Nothing in the Indenture prohibits the Corporation from redeeming, in fulfillment of Redemption Requests made pursuant to the Indenture, Debentures or interests therein of Beneficial Owners in excess of the principal amount the Corporation is obligated to redeem, nor does anything in the Indenture prohibit the Corporation from purchasing any Debentures or interests therein in the open market. However, the Corporation may not use any Debentures redeemed or purchased as described in the immediately preceding sentence as a credit against its redemption obligation.

     Because of the limitations of the Corporation's requirement to redeem, no Beneficial Owner can have any assurance that its interest in the Debentures will be paid prior to maturity.

SINKING FUND; NON-CONVERTIBILITY

     The Debentures are not subject to a sinking fund and are not convertible.

DEBENTURES UNSECURED

     The Debentures will be unsecured and will rank on a parity with all of the other unsecured and unsubordinated Indebtedness of the Corporation outstanding from time to time. Subject only to the restrictive covenants described below (see "Restrictive Covenants"), the Indenture does not limit the amount of Indebtedness which the Corporation or its subsidiaries may incur.

RESTRICTIVE COVENANTS

     The Corporation covenants in the Indenture that it will not declare or pay any dividends or make any other distribution upon its Common Stock (other than dividends and distributions payable only in shares of Common Stock) and will not directly or indirectly apply any of the assets of the Corporation to the redemption, retirement, purchase or other acquisition of any stock of the Corporation of any class, except purchases or redemptions in compliance with any mandatory sinking fund or purchase fund or redemption requirement in respect of any preferred stock of the Corporation, whether now or hereafter authorized or issued, unless after giving effect to such declaration, payment, distribution or application of assets the Consolidated Tangible Net Worth of the Corporation shall be at least equal to $20,000,000 as reflected on the Corporation's latest available balance sheet. Consolidated Tangible Net Worth is defined in the Indenture as the shareholders' equity of the Corporation, less intangible assets other than amounts recoverable from future ratepayers in accordance with RIPUC rate treatment. At May 31, 1997, after giving effect to the issuance of the Common Stock and the Debentures, Consolidated Tangible Net Worth of the Corporation would have been approximately $33,276,700.

     Subject to certain exceptions described in the Indenture, the Corporation also covenants that neither it nor any of its subsidiaries will issue, assume or guarantee any Indebtedness secured by a Lien (as defined in the Indenture) on any property or asset at any time owned by it, without effectively securing, prior to or concurrently with the issuance, assumption or guarantee of any such Indebtedness, the Debentures equally and ratably (or, at the Corporation's option, prior to) such Indebtedness.

     The Corporation also covenants that neither it nor any of its subsidiaries will issue, assume or guarantee any Funded Indebtedness (as defined in the Indenture) on any property or asset at any time owned by it, unless immediately thereafter, and after giving effect thereto and to the application of the proceeds thereof, Consolidated Net Utility Fixed Assets shall be at least equal to Consolidated Funded Indebtedness.

     Except as described in the preceding paragraphs, the Indenture does not afford any protection to holders of Debentures solely on account of the Corporation's involvement in highly leveraged transactions.

SUCCESSOR CORPORATION

     The Corporation covenants in the Indenture that it will not consolidate with, merge into or transfer or lease all or substantially all of its assets to another corporation, unless immediately after such transaction no default will exist, such corporation assumes all the obligations of the Corporation under the Debentures and the Indenture, and certain other requirements are met.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following constitute events of default under the Indenture: (a) default in the payment of principal (or premium, if any) of the Debentures when due; (b) default in the payment of any interest on the Debentures when due, continued for 30 days; (c) default in the performance of any other agreement of the Corporation in the Debentures or the Indenture, continued for 60 days after written notice; (d) acceleration of certain indebtedness of the Corporation or its Subsidiaries for borrowed money under the terms of any instrument under which indebtedness of $500,000 or more is issued or secured; and (e) certain events in bankruptcy, insolvency or reorganization.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of a default, give the holders of Debentures notice of all continuing defaults (as defined) known to it; but, except in the case of a default in the payment of the principal or premium, if any, or interest in respect of any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such holders.

     If any event of default shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Debentures may declare the Debentures immediately due and payable. Any such acceleration may be rescinded by the holders of a majority in principal amount of the Debentures then outstanding, upon the conditions provided in the Indenture.

     An existing default and its consequences may be waived by the holders of a majority in principal amount of the Debentures, upon the conditions provided in the Indenture, other than an uncured default in payment of principal, premium, if any, or interest in respect of the Debentures, an uncured failure to make any redemption payment or an uncured default with respect to a provision which cannot be modified under the terms of the Indenture without the consent of each holder affected.

     The Indenture includes a covenant that the Corporation will file annually with the Trustee, within 120 days after the end of each fiscal year, a statement regarding compliance by the Corporation with the terms thereof and specifying any defaults by the Corporation of which the signers may have knowledge.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture which materially affect the rights of the holders of the Debentures may be made by the Corporation and the Trustee only with the consent of the holders of not less than a majority in principal amount of the Debentures then outstanding; provided that no such modification or amendment may change the stated maturity of any Debenture, or reduce the principal amount of or redemption premium, if any, or interest rate on any Debenture or change the interest payment date or otherwise modify the terms of payment of the principal of or redemption premium, if any, or interest on the Debentures, or reduce the percentage required for any consent, waiver or modification, or modify certain other provisions of the Indenture, without the consent of each holder of any Debenture affected thereby.

DISCHARGE OF THE INDENTURE

     The Indenture will be discharged and canceled upon payment of all the Debentures or upon deposit with the Trustee, within no more than one year prior to the maturity or the redemption of all the Debentures, of funds or U.S. Government Obligations sufficient to pay the principal of and premium, if any, and interest on the Debentures.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, to purchase from the Corporation the number of shares of Common Stock and the principal amounts of Debentures set forth opposite their respective names.

                                                           NUMBER OF SHARES     PRINCIPAL AMOUNT
    UNDERWRITERS                                           OF COMMON STOCK       OF DEBENTURES
                                                           ----------------     ----------------
    Edward D. Jones & Co., L.P. .........................       310,000            $3,500,000
    First Albany Corporation.............................       310,000             3,500,000
                                                                -------            ----------
              Total......................................       620,000            $7,000,000
                                                                =======            ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Stock and Debentures are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock and Debentures offered hereby if any are taken (other than shares of Common Stock covered by the over-allotment option described below).

     The Underwriters have advised the Corporation that they propose to offer the Common Stock and Debentures being purchased by them directly to the public at the initial public offering prices set forth on the cover page of this Prospectus. After the initial public offering, the public offering prices may be changed by the Underwriters.

     The offering of the Common Stock and Debentures is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Common Stock or Debentures in whole or in part.

     The Corporation has granted to the Underwriters an option for 30 days to purchase (at the Common Stock Price to Public less the Underwriting Discounts and Commissions shown on the cover page of this Prospectus) up to 93,000 additional shares of Common Stock. The Underwriters may exercise such option only to cover over-allotments of shares of Common Stock made in connection with the sale of the shares offered hereby.

     Until the distribution of the Common Stock and Debentures is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock and Debentures. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock and Debentures. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock and Debentures.

     If the Underwriters create a short position in the Common Stock or Debentures in connection with the Offering, i.e., if they sell more Common Stock or Debentures than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock or Debentures in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Corporation nor either of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock and Debentures. In addition, neither the Corporation nor either of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Corporation has agreed to indemnify the Underwriters and persons who control the Underwriters against certain liabilities that may be incurred in connection with the offering contemplated hereby, including liabilities under the Act or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon for the Corporation by Edwards & Angell, 150 John F. Kennedy Parkway, Short Hills, New Jersey 07078-2701. Certain matters will be passed upon for the Underwriters by Armstrong, Teasdale, Schlafly & Davis, One Metropolitan Square, St. Louis, Missouri 63102.

                                    EXPERTS

     The consolidated financial statements of Valley Resources, Inc. and subsidiaries at August 31, 1996 and 1995 and for each of the three years in the period ended August 31, 1996, are included and incorporated by reference in this Prospectus, have been audited by Grant Thornton, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included and incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Certified Public Accountants....................................  F-2
Consolidated Statements of Earnings for the Nine Months Ended May 31, 1997 and 1996
  (unaudited) and the Fiscal Years Ended August 31, 1996, 1995 and 1994 (audited).....  F-3
Consolidated Statements of Cash Flows for the Nine Months Ended May 31, 1997 and 1996
  (unaudited) and the Fiscal Years Ended August 31, 1996, 1995 and 1994 (audited).....  F-4
Consolidated Balance Sheets as of May 31, 1997 (unaudited) and August 31, 1996 and
  1995 (audited)......................................................................  F-5
Consolidated Statements of Changes in Common Stock Equity for the Nine Months Ended
  May 31, 1997 (unaudited) and the Fiscal Years Ended August 31, 1996, 1995 and 1994
  (audited)...........................................................................  F-7
Consolidated Statements of Capitalization as of May 31, 1997 (unaudited) and August
  31, 1996 and 1995 (audited).........................................................  F-8
Notes to Consolidated Financial Statements............................................  F-9

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders
  of Valley Resources, Inc.

     We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Valley Resources, Inc. (a Rhode Island corporation) and subsidiaries as of August 31, 1996 and 1995 and the related consolidated statements of earnings, cash flows and changes in common stock equity for each of the three years in the period ended August 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valley Resources, Inc. and subsidiaries as of August 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON, LLP

Boston, Massachusetts
September 24, 1996

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                  FOR THE NINE MONTHS ENDED             FOR THE YEAR ENDED
                                           MAY 31,                          AUGUST 31,
                                  -------------------------   ---------------------------------------
                                     1997          1996          1996          1995          1994
                                  -----------   -----------   -----------   -----------   -----------
                                         (UNAUDITED)
Operating revenues:
  Utility gas revenues..........  $57,412,230   $53,087,986   $60,773,519   $56,012,913   $65,323,556
  Nonutility revenues...........   16,141,389    14,922,573    19,586,615    18,857,277    18,229,362
                                  -----------   -----------   -----------   -----------   -----------
          Total.................   73,553,619    68,010,559    80,360,134    74,870,190    83,552,918
                                  -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Cost of gas sold..............   33,145,587    27,949,784    31,951,154    30,229,359    38,233,511
  Cost of sales -- nonutility...   11,133,782    10,371,783    13,688,935    13,189,797    12,783,575
  Operations....................   13,659,370    13,469,871    17,706,904    16,752,501    16,299,527
  Maintenance...................    1,253,160     1,232,442     1,671,971     1,535,206     1,485,279
  Depreciation (Note A).........    2,333,214     2,212,317     2,956,727     2,684,755     2,473,467
  Taxes -- other than Federal
           income...............    3,400,490     3,273,181     4,090,751     4,002,076     4,463,406
         -- Federal income
            (Notes A and F).....    1,969,120     2,329,617     1,443,547       731,947     1,313,227
                                  -----------   -----------   -----------   -----------   -----------
          Total.................   66,894,723    60,838,995    73,509,989    69,125,641    77,051,992
                                  -----------   -----------   -----------   -----------   -----------
Operating income................    6,658,896     7,171,564     6,850,145     5,744,549     6,500,926
Other income -- net of tax
  (Notes A and F)...............      268,365       331,952       459,938       115,032       227,450
                                  -----------   -----------   -----------   -----------   -----------
          Total income before
            interest............    6,927,261     7,503,516     7,310,083     5,859,581     6,728,376
                                  -----------   -----------   -----------   -----------   -----------
Interest charges:
  Long-term debt................    1,456,544     1,437,577     1,927,154     1,947,205     2,037,760
  Other.........................    1,027,058       991,326     1,384,569     1,357,451       864,590
                                  -----------   -----------   -----------   -----------   -----------
          Total.................    2,483,602     2,428,903     3,311,723     3,304,656     2,902,350
                                  -----------   -----------   -----------   -----------   -----------
Net income available for common
  stock.........................  $ 4,443,659   $ 5,074,613   $ 3,998,360   $ 2,554,925   $ 3,826,026
                                  ===========   ===========   ===========   ===========   ===========
Average number of common shares
  outstanding...................    4,262,679     4,255,017     4,258,877     4,222,662     4,205,760
Earnings per average common
  share outstanding.............  $      1.04   $      1.19   $      0.94   $      0.61   $      0.91

        The accompanying Notes are an integral part of these statements.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 FOR THE NINE MONTHS ENDED             FOR THE YEAR ENDED
                                                          MAY 31,                          AUGUST 31,
                                                 -------------------------   ---------------------------------------
                                                    1997          1996          1996          1995          1994
                                                 -----------   -----------   -----------   -----------   -----------
                                                        (UNAUDITED)
Increase (decrease) in cash:
Cash flows from operating activities:
  Net income...................................  $ 4,443,659   $ 5,074,613   $ 3,998,360   $ 2,554,925   $ 3,826,026
  Adjustments to reconcile net income to net
    cash:
    Depreciation...............................    2,333,214     2,212,317     2,956,727     2,684,755     2,473,467
    Provision for uncollectibles...............    1,159,240     1,087,195     1,459,761     1,274,238       959,404
    Deferred Federal income taxes..............      108,070       434,005       922,007       619,918     1,040,691
    Amortization of investment tax credits.....           --            --       (49,452)      (50,144)      (44,940)
  Change in assets and liabilities:
    Accounts receivable........................   (6,011,017)   (3,515,550)     (718,826)   (1,612,297)     (492,220)
    Deferred fuel costs........................    2,130,692    (1,857,435)   (3,977,779)    2,629,056     1,752,484
    Unbilled gas costs.........................      (56,790)      (48,766)       (4,603)       (4,617)       (5,256)
    Fuel and other inventories.................    1,950,415     1,667,099      (663,964)      502,202       331,499
    Prepayments................................      852,780       631,731      (249,971)      (72,088)      (31,177)
    Common stock held for dividend reinvestment
      plan.....................................      (56,276)      156,661       158,876      (271,315)       23,530
    Prepaid pensions...........................     (693,559)     (469,029)     (625,374)     (572,320)     (784,454)
    Accounts payable...........................     (444,258)      350,413       921,892      (275,189)     (323,061)
    Security deposits..........................      (21,777)      (55,973)      (65,258)       30,945        47,803
    Taxes accrued..............................    2,055,954     1,671,170      (317,791)     (131,917)       69,422
    Other......................................      808,844       130,922       (75,564)     (578,144)     (500,288)
                                                 -----------   -----------   -----------   -----------   -----------
         Total adjustments.....................    4,115,532     2,394,760      (329,319)    4,173,083     4,516,904
                                                 -----------   -----------   -----------   -----------   -----------
  Net cash provided by operating activities....    8,559,191     7,469,373     3,669,041     6,728,008     8,342,930
                                                 -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
    Utility capital expenditures...............   (2,456,995)   (3,248,493)   (4,396,081)   (5,335,159)   (3,953,702)
    Nonutility capital expenditures............     (530,530)     (459,937)     (612,628)     (580,772)     (599,725)
    Other investments..........................      (66,988)      (54,754)      (49,360)      (13,400)      (51,262)
                                                 -----------   -----------   -----------   -----------   -----------
    Net cash used by investing activities......   (3,054,513)   (3,763,184)   (5,058,069)   (5,929,331)   (4,604,689)
                                                 -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Dividends paid...............................   (2,343,667)   (2,305,155)   (3,083,369)   (2,989,702)   (2,900,408)
  Common stock transactions....................      (44,687)      129,580       184,615       391,278       (95,418)
  Issuance of revolving credit arrangement.....      100,000     2,200,000     2,200,000            --            --
  Retirement of long-term debt.................      (82,000)     (825,000)     (860,000)   (1,333,000)      (95,000)
  (Decrease) increase in notes payable.........   (2,900,000)   (2,600,000)    3,000,000     3,000,000    (1,000,000)
                                                 -----------   -----------   -----------   -----------   -----------
  Net cash (used) provided by financing
    activities.................................   (5,270,354)   (3,400,575)    1,441,246      (931,424)   (4,090,826)
                                                 -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash................      234,324       305,614        52,218      (132,747)     (352,585)
Cash, beginning................................      506,813       454,595       454,595       587,342       939,927
                                                 -----------   -----------   -----------   -----------   -----------
Cash, ending...................................  $   741,137   $   760,209   $   506,813   $   454,595   $   587,342
                                                 ===========   ===========   ===========   ===========   ===========
Supplemental disclosures of cash flow
  information:
  Cash paid during the year for:
    Interest...................................  $ 2,091,679   $ 2,136,026   $ 3,311,577   $ 3,265,612   $ 2,895,752
                                                 ===========   ===========   ===========   ===========   ===========
    Federal income taxes.......................  $   386,140       725,000   $   885,000   $   380,000   $   637,000
                                                 ===========   ===========   ===========   ===========   ===========
Supplemental disclosures of noncash activity:
  Capital lease obligations incurred...........  $   313,956   $ 1,803,938   $ 1,844,817   $   300,972   $   956,973
                                                 ===========   ===========   ===========   ===========   ===========

        The accompanying Notes are an integral part of these statements.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                              AUGUST 31,
                                                        MAY 31,       ---------------------------
                                                         1997            1996            1995
                                                      -----------     -----------     -----------
                                                      (UNAUDITED)
Assets:
Utility plant, at cost (Notes A and D)..............  $78,710,640     $76,534,841     $72,759,666
Less: Accumulated provision for depreciation
  (Note A)..........................................   28,723,467      27,092,766      25,348,673
                                                      -----------     -----------     -----------
Net utility plant...................................   49,987,173      49,442,075      47,410,993
                                                      -----------     -----------     -----------
Leased property-less accumulated amortization of
  $3,237,074, $2,789,155 and $2,088,737.............    2,505,147       2,944,581       2,013,647
                                                      -----------     -----------     -----------
Nonutility property-less accumulated provision for
  depreciation of $4,123,817, $3,850,692 and
  $3,434,784 (Note A)...............................    3,676,885       3,567,797       3,546,543
                                                      -----------     -----------     -----------
Other investments...................................    1,577,448       1,510,460     1,461,100..
                                                      -----------     -----------     -----------
Current assets:
  Cash..............................................      741,137         506,813         454,595
  Accounts receivable-less allowance for
     uncollectibles of $784,058, $719,721 and
     $655,951.......................................   14,797,258       9,945,481      10,686,414
  Deferred fuel costs (Note A)......................          -0-         827,012             -0-
  Deferred unbilled gas costs (Note A)..............      495,684         438,894         434,291
  Fuel and other inventories (Note A)...............    4,098,032       6,048,447       5,384,483
  Prepayments.......................................      556,522       1,409,302       1,159,331
  Common stock held for dividend reinvestment plan
     (Note B).......................................      187,095         130,819         289,695
                                                      -----------     -----------     -----------
          Total current assets......................   20,875,728      19,306,768      18,408,809
                                                      -----------     -----------     -----------
Deferred debits:
  Recoverable postretirement benefit (Note H).......      519,692         692,922         692,922
  Recoverable vacations accrued.....................      795,077         633,194         846,825
  Recoverable deferred Federal income taxes
     (Note  F)......................................    6,070,362       5,969,839       5,713,177
  Recoverable transition obligation (Note H)........    1,700,000       1,700,000       1,325,000
  Unamortized debt discount and expense.............    1,479,644       1,523,092       1,581,023
  Prepaid pensions (Note H).........................    6,864,396       6,170,837       5,545,463
  Other.............................................    3,208,836       3,227,420       3,792,004
                                                      -----------     -----------     -----------
          Total deferred debits.....................   20,638,007      19,917,304      19,496,414
                                                      -----------     -----------     -----------
          Total assets..............................  $99,260,388     $96,688,985     $92,337,506
                                                      ===========     ===========     ===========

        The accompanying Notes are an integral part of these statements.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                              AUGUST 31,
                                                        MAY 31,       ---------------------------
                                                         1997            1996            1995
                                                      -----------     -----------     -----------
                                                      (UNAUDITED)
Capitalization and liabilities:
Capitalization (see Consolidated Statements of
  Capitalization)...................................  $52,512,857     $50,348,234     $50,608,628
                                                      -----------     -----------     -----------
Revolving credit arrangements (Note F)..............    2,300,000       2,200,000             -0-
                                                      -----------     -----------     -----------
Obligations under capital leases (Note D)...........    1,636,473       2,133,543       1,254,778
                                                      -----------     -----------     -----------
Current liabilities:
  Current maturities of long-term debt (Note D).....      500,000         500,000         500,000
  Obligations under capital leases (Note D).........      868,674         811,036         758,870
  Notes payable (Note C)............................   12,000,000      14,900,000      11,900,000
  Accounts payable..................................    4,798,949       5,243,207       4,321,315
  Security deposits.................................    1,074,970       1,096,747       1,162,005
  Taxes accrued.....................................    2,245,979         190,025         507,816
  Deferred fuel costs (Note A)......................    1,303,680             -0-       3,150,767
  Accrued interest..................................      939,770         551,979         655,045
  Other.............................................      911,207         712,413         976,138
                                                      -----------     -----------     -----------
          Total current liabilities.................   24,643,229      24,005,407      23,931,956
                                                      -----------     -----------     -----------
Commitments and contingencies (Note H)
Deferred credits:
  Unamortized investment tax credit (Note A)........      723,688         723,688         773,141
  Transition obligation (Note H)....................    1,700,000       1,700,000       1,325,000
  Unfunded deferred Federal income taxes (Note F)...    1,922,773       1,922,773       1,930,375
  Postretirement benefit obligation (Note H)........      500,444         692,922         692,922
  Other.............................................    1,834,858       1,700,469       1,729,504
                                                      -----------     -----------     -----------
          Total deferred credits....................    6,681,763       6,739,852       6,450,942
                                                      -----------     -----------     -----------
Deferred Federal income taxes (Notes A and F).......   11,486,066      11,261,949      10,091,202
                                                      -----------     -----------     -----------
          Total liabilities.........................   46,747,531      46,340,751      41,728,878
                                                      -----------     -----------     -----------
          Total capitalization and liabilities......  $99,260,388     $96,688,985     $92,337,506
                                                      ===========     ===========     ===========

        The accompanying Notes are an integral part of these statements.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCK EQUITY

                                                COMMON SHARES
                                            ISSUED AND OUTSTANDING
                                           ------------------------       PAID IN        RETAINED
                                            NUMBER         AMOUNT         CAPITAL        EARNINGS
                                           ---------     ----------     -----------     -----------
Balance, August 31, 1993.................  4,213,043     $4,213,043     $17,790,573     $ 6,344,574

Add (deduct):
  Net income.............................                                                 3,826,026
  Cash dividends on common stock.........                                                (2,900,408)
  Other..................................                                   (95,418)
                                           ---------     ----------     -----------      ----------
Balance, August 31, 1994.................  4,213,043      4,213,043      17,695,155       7,270,192
                                           ---------     ----------     -----------      ----------
Add (deduct):
  Net income.............................                                                 2,554,925
  Cash dividends on common stock ........                                                (2,989,702)
  Dividend reinvestment plan (Note B)....     47,754         47,754         465,376
  Other..................................                                  (121,852)
                                           ---------     ----------     -----------      ----------
Balance, August 31, 1995.................  4,260,797      4,260,797      18,038,679       6,835,415
                                           ---------     ----------     -----------      ----------
Add (deduct):
  Net income.............................                                                 3,998,360
  Cash dividends on common stock.........                                                (3,083,369)
  Dividend reinvestment plan (Note B)....     19,231         19,231         202,680
  Other..................................                                   (37,296)
                                           ---------     ----------     -----------      ----------
Balance, August 31, 1996.................  4,280,028      4,280,028      18,204,063       7,750,406
                                           ---------     ----------     -----------      ----------
Add (deduct):
  Net income.............................                                                 4,443,659
  Cash dividends on common stock.........                                                (2,343,667)
  Other..................................                                   (44,687)
                                           ---------     ----------     -----------      ----------
Balance, May 31, 1997 (unaudited)........  4,280,028     $4,280,028     $18,159,376     $ 9,850,398
                                           =========     ==========     ===========      ==========

        The accompanying Notes are an integral part of these statements.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CAPITALIZATION

                                                                              AUGUST 31,
                                                        MAY 31,       ---------------------------
                                                         1997            1996            1995
                                                      -----------     -----------     -----------
                                                      (UNAUDITED)
Common stock equity:
  Common stock, $1 par value (Note B) Authorized
     20,000,000 shares
     Issued and outstanding 4,280,028, 4,280,028 and
     4,260,797 shares...............................  $ 4,280,028     $ 4,280,028     $ 4,260,797
  Paid in capital (Note B)..........................   18,159,376      18,204,063      18,038,679
  Retained earnings (Notes B and E).................    9,850,398       7,750,406       6,835,415
                                                      -----------     -----------     -----------
                                                       32,289,802      30,234,497      29,134,891
  Less: Accounts receivable from Valley Gas Employee
     Stock Ownership Plan (Note D)..................    2,950,882       3,142,200       3,142,200
                                                      -----------     -----------     -----------
          Total common stock equity.................   29,338,920      27,092,297      25,992,691
                                                      -----------     -----------     -----------
Long-term debt (Note D):............................
  8% First Mortgage Bonds, due 2022.................   20,130,000      20,212,000      21,072,000
  9% Notes Payable, due 1999........................    2,138,937       2,138,937       2,138,937
  Note payable......................................    1,405,000       1,405,000       1,905,000
                                                      -----------     -----------     -----------
          Total.....................................   23,673,937      23,755,937      25,115,937
  Less: Current maturities..........................      500,000         500,000         500,000
                                                      -----------     -----------     -----------
          Total long-term debt......................   23,173,937      23,255,937      24,615,937
                                                      -----------     -----------     -----------
          Total capitalization......................  $52,512,857     $50,348,234     $50,608,628
                                                      ===========     ===========     ===========

        The accompanying Notes are an integral part of these statements.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation -- The consolidated financial statements include the accounts of Valley Resources, Inc. and its active wholly-owned subsidiaries (the "Corporation") -- Valley Gas Company ("Valley Gas"), Valley Appliance and Merchandising Company ("VAMCO"), Valley Propane, Inc. ("Valley Propane"), Morris Merchants, Inc. ("Morris Merchants") (d/b/a the Walter F. Morris Company), and Bristol & Warren Gas Company ("Bristol & Warren"). The consolidated financial statements also include the Corporation's 80% interest in Alternate Energy Corporation ("AEC"). All significant intercompany transactions have been eliminated where required.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Regulation -- The utility operations of Valley Gas and Bristol & Warren (collectively the "Utilities") are subject to regulation by the Rhode Island Public Utilities Commission ("RIPUC"). Accounting policies conform with generally accepted accounting principles, as applied in the case of regulated public utilities, and are in accordance with the accounting requirements and rate making practices of the RIPUC.

     Depreciation -- Annual provisions for depreciation for the Utilities are determined on a composite straight-line basis. The composite rate for fiscal 1996 was 2.91% and was 2.72% for fiscal 1995 and fiscal 1994. Depreciation provisions for other subsidiary companies are provided on the straight-line and accelerated methods at rates ranging from 2.86% to 34%.

     Deferred Fuel Costs -- The Utilities' tariffs include a Purchased Gas Price Adjustment ("PGPA") which allows an adjustment of rates charged to customers in order to recover all changes in gas costs from stipulated base gas costs. The PGPA provides for an annual reconciliation of total gas costs billed with the actual cost of gas incurred. Any excess or deficiency in amounts collected as compared to costs incurred is deferred and either reduces the PGPA or is billed to customers over subsequent periods.

     Deferred Unbilled Gas Costs -- Revenue is recorded on the basis of bills rendered on a cycle basis throughout the month. Valley Gas defers to the following month that portion of the base cost of gas delivered but not yet billed under the cycle billing system.

     Accounting for Income Taxes -- Income tax regulations allow recognition of certain transactions for tax purposes in time periods other than the period during which these transactions will be recognized in the determination of net income for financial reporting purposes. As required by generally accepted accounting principles, deferred income taxes are provided to reflect the tax effect of these timing differences in the proper accounting periods.

     In accordance with Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes," deferred income taxes are recorded for all book and tax temporary timing differences.

     Investment tax credits relating to the Utilities property have been deferred and will be amortized to income over the productive lives of the related assets. Investment tax credits earned by the Corporation's other subsidiary companies were recognized as a reduction of Federal income tax expense in the year utilized.

     Pension Plans -- Valley Gas maintains two non-contributory defined benefit pension plans covering substantially all of Valley Gas' employees. The plans provide benefits based on compensation and years of service. Valley Gas' policy is to fund pension costs that are deductible for Federal income tax purposes (see

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

Note H). Additionally, Valley Gas maintains a 401(k) plan covering substantially all of Valley Gas' employees. In fiscal 1996, 1995 and 1994, plan expense was $126,100, $122,400 and $112,900, respectively.

     Morris Merchants maintains an employee profit sharing plan covering substantially all of the employees who have completed one year of service. Contributions to the plan are at the discretion of the Board of Directors. In fiscal 1996, 1995 and 1994 profit sharing expense was $68,400, $68,400 and $73,700, respectively.

     Bristol & Warren maintains a non-contributory defined contribution pension plan covering substantially all of its employees. The plan provides benefits based on hours worked and rate of pay. In fiscal 1996, 1995 and 1994 plan expense was $23,000, $27,500 and $23,100, respectively.

     New Accounting Standard -- In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", which will be effective for the Corporation's fiscal year ending August 31, 1997. This statement requires the Corporation to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Corporation intends to adopt this statement prospectively. The impact of the standard is not expected to have a material impact on the Corporation's financial condition or results of operations.

     Inventories -- Fuel and other inventories are as follows:

                                                 (UNAUDITED)            AUGUST 31,
                                                   MAY 31,       -------------------------
                                                    1997            1996           1995
                                                 -----------     ----------     ----------
        Fuels (at average cost)................  $ 1,582,394     $3,622,698     $3,254,439
        Merchandise (at LIFO)..................    1,332,693      1,225,893      1,078,459
                                                 -----------     ----------     ----------
                                                 $ 4,098,032     $6,048,447     $5,384,483
                                                 ===========     ==========     ==========

     Merchandise (at LIFO), if valued at current cost, would have been greater by $327,300 in 1996 and $255,400 in 1995.

NOTE B: COMMON STOCK AND RIGHTS

     Pursuant to the Corporation's dividend reinvestment plan, stockholders can reinvest dividends and make limited additional cash investments. Shares issued through dividend reinvestment can be acquired on the open market or original issue. In fiscal 1996 and 1995, the Corporation issued 19,231 and 47,754 shares of common stock, respectively, under provisions of the dividend reinvestment plan. All shares issued pursuant to the plan in fiscal 1994 were open-market purchases. At August 31, 1996 and 1995, 10,813 and 26,190 shares, respectively, were held by the Corporation for issuance to the plan.

     On August 31, 1996, except as mentioned above, no shares of common stock of the Corporation were held by or for the account of the Corporation or were reserved for officers or employees or for options, warrants or other rights, except 41,125 shares of common stock reserved subject to sale under the Corporation's dividend reinvestment plan.

     Each share of common stock of the Corporation includes one preferred stock purchase Right which entitles the holder to purchase one one-hundredth of a share of Cumulative Participating Junior Preferred Stock, par value $100, at a price of $35 per one one-hundredth of a share subject to adjustment. The Rights are not currently exercisable, and trade automatically with the common stock. The Rights will generally become exercisable and separate certificates representing the Rights will be distributed, upon occurrence of certain events in excess of a stipulated percentage of ownership.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

     The Rights should not interfere with any merger or business combination approved by the Board of Directors because, prior to the Rights becoming exercisable, the Rights may be redeemed by the Corporation at $0.01 per Right. The Rights have no dilutive effect and will not affect reported earnings per share.

NOTE C: SHORT-TERM DEBT

     The Corporation borrows on bank lines of credit at the prevailing interest rate available at the time of borrowing. The Corporation either pays commitment fees or maintains compensating balances in connection with these lines of credit. Commitment fees paid in fiscal 1996, 1995 and 1994 amounted to $114,800, $94,500, and $64,900, respectively. There are no legal restrictions on withdrawal of compensating balances.

     A detail of short-term borrowings for fiscal 1996, 1995 and 1994 is as follows:

                                                 1996            1995            1994
                                              -----------     -----------     -----------
        At year end
          Weighted average interest rate....          5.7%            5.9%            5.2%
          Unused lines of credit............  $14,100,000     $15,100,000     $14,600,000
        For the year ended
          Weighted average interest rate....          6.0%            6.2%            3.9%
          Average borrowings................  $12,908,300     $11,283,300     $10,991,700
          Maximum month-end borrowings......  $16,000,000     $16,000,000     $14,900,000
          Month of maximum borrowings.......     November        December         January

NOTE D: LONG-TERM DEBT

     The composition of long-term debt is included in these financial statements in the separate Consolidated Statements of Capitalization. The aggregate amount of maturities and sinking fund requirements for each of the five fiscal years following fiscal 1996 are: 1997, $1,311,000; 1998, $3,901,100; 1999, $2,714,100;
2000, $568,400; and 2001, $135,500, inclusive of capitalized lease obligations.

     Valley Gas utility plant and equipment have been pledged as collateral to secure its long-term debt. In accordance with the redemption provisions of the Valley Gas 8% First Mortgage Bonds, $860,000 and $1,333,000 of the bonds were redeemed by holders in fiscal 1996 and fiscal 1995, respectively.

     The fair market value of the Corporation's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities. Management believes the carrying value of the debt approximates the fair value at August 31, 1996.

     Regulatory treatment allows payments under capital leases to be recorded as rental expenses. Rental expenses for all leases in fiscal 1996, 1995 and 1994 were $1,437,900, $1,179,800, and $1,235,200, respectively.

     Valley Gas entered into an intermediate term financing arrangement with a bank in November 1995. The terms of the arrangement call for a $6,000,000 revolving line of credit which matures in 1998, with the option to extend the termination date to November 30, 2000.

     The Corporation borrowed funds under a line of credit at rates less than the prevailing prime rate, which are restricted in their use to being loaned to Valley Gas Employee Stock Ownership Plan ("ESOP"). The receivable from the ESOP has been shown as a reduction of common stock equity. The financing by the ESOP is secured by the common stock of two unregulated subsidiaries and the unallocated shares held by the ESOP.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

     The Corporation's common stock purchased by the ESOP with the borrowed money is held by the ESOP trustee in a "suspense account." As Valley Gas makes contributions to the plan, a portion of the common stock is released from the suspense account and allocated to participating employees. Any dividends on unallocated shares are used to pay loan interest. ESOP expense in fiscal 1996 was $100,000. There was no ESOP expense recorded in fiscal 1995 and 1994.

NOTE E: RESTRICTION ON RETAINED EARNINGS

     At August 31, 1996, $1,229,400 of the retained earnings of Valley Gas were available for the payment of cash dividends to the Corporation under the most restrictive provisions of Valley Gas' first mortgage bonds. There are no restrictions as to the payment of dividends for the other subsidiaries.

NOTE F: INCOME TAXES

     In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), the Corporation's financial statements are required, among other things, to record the cumulative deferred income taxes on all temporary timing differences. As approved by the RIPUC, the Utilities did not fully record deferred income taxes but, rather, "flowed through" certain tax benefits to utility customers prior to fiscal 1994. At August 31, 1996, the Corporation has a liability of $5,969,800 on the Consolidated Balance Sheets as recoverable deferred income taxes and a corresponding recoverable deferred charge. The liability represents the tax effect of timing differences for which deferred income taxes had not been provided, increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The Utilities are recovering unfunded deferred taxes from utility customers over the remaining book life of utility property.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

     Federal income tax expense has been calculated based on filing a consolidated corporate tax return and is comprised of the following:

                                                     1996          1995          1994
                                                  ----------     --------     ----------
        Current income tax expense:
          Operating expense.....................  $  521,540     $112,029     $  272,536
          Nonoperating expense..................     147,065       71,230         82,678
                                                  ----------     --------     ----------
                                                     668,605      183,259        355,214
                                                  ----------     --------     ----------
        Deferred income tax expense:
          Accelerated depreciation..............     276,474      194,537        269,823
          Pensions..............................     212,627      194,588        266,715
          Deferred fuel costs...................     293,801          -0-            -0-
          Uncollectibles........................     (21,840)       2,142        (32,289)
          Directors' fees and interest..........     (36,453)      (8,744)       (46,169)
          Bond premium..........................      (6,240)      (6,242)       176,387
          Rate case expenses....................     (37,626)     174,290        (43,785)
          Capitalization of inventory costs.....      (6,897)      (2,079)        45,977
          Consulting contracts..................      64,392       64,389        150,111
          Software amortization.................     140,856      140,856        254,350
          Alternative minimum tax...............       8,617     (180,000)           -0-
          Other.................................      34,296       46,181           (429)
                                                  ----------     --------     ----------
                                                     922,007      619,918      1,040,691
                                                  ----------     --------     ----------
                  Total.........................  $1,590,612     $803,177     $1,395,905
                                                  ==========     ========     ==========

     The Federal income tax amounts included in the Consolidated Statements of Earnings differ from the amounts which result from applying the statutory Federal income tax rate to income from operations before income tax. The reasons, with related percentage effects, are shown below:

                                                                 1996     1995     1994
                                                                 ----     ----     ----
        Statutory Federal rate.................................    34%      34%      34%
          Maintenance costs capitalized for book purposes......    (3)      (4)      (4)
          Cost of removal......................................    (1)      (1)      (1)
          ESOP dividends.......................................    (1)      (2)      (1)
          Prior year over accrual..............................   -0-       (2)     -0-
          Other................................................    (1)      (1)      (1)
                                                                 ----     ----     ----
                  Total........................................    28%      24%      27%
                                                                 ====     ====     ====

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

     Temporary differences which gave rise to the following deferred tax assets and liabilities at August 31, 1996 and 1995 are:

                                                              1996             1995
                                                          ------------     ------------
        Unbilled revenues...............................  $    271,504     $    264,144
        Directors' fees and interest....................       215,477          179,024
        Other...........................................       525,365          505,245
                                                          ------------     ------------
          Total deferred tax assets.....................     1,012,346          948,413
                                                          ------------     ------------
        Accelerated depreciation........................    (8,446,411)      (7,905,673)
        Pensions........................................    (2,116,771)      (1,904,144)
        Software amortization...........................      (536,062)        (395,206)
        Deferred fuel costs.............................      (293,801)             -0-
        Other...........................................      (881,250)        (834,592)
                                                          ------------     ------------
          Total deferred tax liabilities................   (12,274,295)     (11,039,615)
                                                          ------------     ------------
                  Total deferred taxes..................  $(11,261,949)    $(10,091,202)
                                                          ============     ============

     The Corporation's nonutility operations are subject to state income taxes. For fiscal 1996, 1995 and 1994, state income taxes totaled $124,300, $131,800, and $125,300, respectively.

NOTE G: REGULATORY MATTERS

     In January 1995, the Utilities filed revised tariffs with the RIPUC to consolidate their rate structure and to increase their combined annual revenues. On October 18, 1995, the RIPUC authorized the Utilities to adjust their tariffs to collect $1,100,000 and consolidate their rate structure.

NOTE H: COMMITMENTS AND CONTINGENCIES

     Pension Plans -- Valley Gas has two non-contributory defined benefit pension plans covering substantially all of its employees and a supplemental pension plan covering certain officers.

     Net periodic pension income for fiscal 1996, 1995 and 1994 included the following components:

                                                 1996            1995            1994
                                              -----------     -----------     -----------
        Service cost -- benefits earned
          during the period.................  $   534,961     $   470,907     $   472,621
        Interest cost on projected benefit
          obligation .......................    1,321,504       1,232,168       1,153,139
        Actual return on plan assets........   (3,266,264)     (3,448,848)       (251,149)
        Net amortization and deferral.......      784,425       1,173,453      (2,159,065)
                                              -----------     -----------     -----------
        Net periodic pension income.........  $  (625,374)    $  (572,320)    $  (784,454)
                                              ===========     ===========     ===========

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

        PLANS FUNDED STATUS -- JULY 31                       1996             1995
        ------------------------------                   ------------      ------------
        Projected benefit obligations:
          Vested.......................................  $ 15,511,957      $ 15,143,093
          Nonvested....................................       225,232           140,275
                                                         ------------      ------------
                  Accumulated..........................    15,737,189        15,283,368
          Due to recognition of future salary
             increases.................................     3,757,612         3,685,361
                                                         ------------      ------------
                  Total................................   (19,494,801)      (18,968,729)
        Plan assets at fair value......................    29,152,063        26,885,983
                                                         ------------      ------------
        Plan assets in excess of projected benefit
          obligation...................................     9,657,262         7,917,254
        Unrecognized transition amount.................      (824,232)         (971,756)
        Unrecognized net gains.........................    (2,662,193)       (1,400,035)
                                                         ------------      ------------
        Prepaid pension costs..........................  $  6,170,837      $  5,545,463
                                                         ============      ============

     Plan assets are invested in common stock, short-term investments and various other fixed income securities.

     The weighted-average discount rate used in determining the projected benefit obligation were 7 3/4% and 7 1/2%, respectively, as of July 31, 1996 and 1995. The assumed rate of future compensation increases was 5 1/2% per year. The expected long-term rate of return on assets was 9% for all years presented.

     Postretirement Life and Health Benefit Plan -- Valley Gas sponsors a postretirement benefit plan that covers substantially all of its employees. The plan provides medical, dental and life insurance benefits. The plan is non-contributory.

     In accordance with Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), Valley Gas records the cost for this plan on an accrual basis. As permitted by SFAS 106, Valley Gas will record the transition obligation over a twenty-year period. Valley Gas' cost under this plan for fiscal 1996, 1995 and 1994 was $809,500, $815,100 and $841,500, respectively. The regulatory asset represents the excess of postretirement benefits on the accrual basis over amounts authorized to be recovered in rates. The RIPUC authorized Valley Gas a phase-in recovery of the tax deductible portion of these postretirement benefits, if funded.

     Valley Gas has funded a portion of these costs through trusts established under Section 501(c)(9) of the Internal Revenue Code for the bargaining and nonbargaining unit plans. Valley Gas is currently funding the amount recovered through rates.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

     The following table sets forth the Plans' funded status reconciled with the amounts recognized in Valley Gas' financial statements at August 31:

                                                                   1996            1995
                                                                -----------     -----------
    Accumulated postretirement benefit obligation:
      Retirees................................................  $(2,787,993)    $(2,719,221)
      Fully eligible active plan participants.................     (775,563)       (849,327)
      Other active plan participants..........................   (2,007,935)     (2,156,452)
                                                                -----------     -----------
                                                                 (5,571,491)     (5,725,000)
    Plan assets at fair value.................................      951,546         481,494
                                                                -----------     -----------
    Accumulated postretirement benefit obligation in excess of
      plan assets.............................................   (4,619,945)     (5,243,506)
    Unrecognized transition obligation........................    4,722,146       4,999,920
    Unrecognized net (gain) from past experience different
      from that assumed and from changes in assumptions.......     (795,123)       (449,336)
                                                                -----------     -----------
    Accrued postretirement benefit cost.......................  $  (692,922)    $  (692,922)
                                                                ===========     ===========

     Net periodic postretirement benefit cost consisted of the following:

                                                           1996         1995         1994
                                                         --------     --------     --------
    Service cost -- benefits attributable to service
      during the period................................  $156,991     $140,882     $148,014
    Interest cost on accumulated postretirement benefit
      obligation.......................................   417,117      420,725      424,964
    Actual return (loss) on plan assets................    33,712      (10,575)         -0-
    Net amortization and deferral......................   201,640      264,026      268,511
                                                         --------     --------     --------
    Net periodic postretirement benefit cost...........   809,460      815,058      841,489
    Regulatory asset...................................       -0-      252,365      440,557
                                                         --------     --------     --------
    Net expense........................................  $809,460     $562,693     $400,932
                                                         ========     ========     ========

     For measurement purposes, a 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease gradually to 5% by fiscal 2002 and to remain at that level thereafter. The rates of increase assumed for post-age 65 medical benefits were slightly lower. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at August 31, 1996 by $434,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost ("NPPBC") for the year by $58,000. The discount rate was 7 1/2% for the development of the NPPBC. The assumed rate of future compensation increases was 5 1/2% per year. The trend rates were set by the RIPUC.

     Long-Term Obligations -- The Utilities have contracts which expire at various dates through the year 2012 for the purchase, delivery and storage of natural gas and supplemental gas supplies. Certain contracts for the purchase of the supplemental gas supplies contain minimum purchase obligations which approximate 2% of total system requirements.

     FERC Order No. 636 Transition Costs -- As a result of FERC Order 636, the Utilities' interstate pipeline service providers have been required to unbundle their supply, storage and transportation services. This unbundling has caused the interstate pipeline companies to incur substantial costs in order to comply

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

with Order 636. These transition costs include four types: (1) unrecovered gas costs (gas costs that have been incurred but not yet recovered by the pipelines when they were providing bundled service to local distribution companies); (2) gas supply realignment costs (the cost of renegotiating existing gas supply contracts with producers); (3) stranded costs (unrecovered costs of assets that cannot be assigned to customers of unbundled services); and (4) new facilities costs (costs of new facilities required to physically implement Order 636).

     Pipelines are expected to be allowed to recover prudently incurred transition costs from customers primarily through a demand charge, after approval by FERC. The Utilities' pipeline suppliers began direct billing these costs in fiscal 1994 as a component of demand charges. The Utilities estimate their remaining portion of transition costs to be $1,700,000 and have recognized a liability for these costs as of August 31, 1996. The RIPUC has allowed the recovery of transition costs through the PGPA. Under the provisions of SFAS 71, regulatory assets totaling $1,700,000 were recorded for the expected future recovery of the transition obligations. Actual transition costs to be incurred depend on various factors, and, therefore, future costs may differ from the amounts discussed above.

     Contingent Liability -- A lawsuit has been filed against Valley Gas and other parties by Blackstone Valley Electric Company ("Blackstone") seeking contribution towards a judgment against Blackstone's share of total clean-up costs of approximately $6,000,000 at the Mendon Road site in Attleboro, Massachusetts. The expenses relate to a site to which oxide waste was transported in the 1930's prior to the incorporation of Valley Gas. Management is of the opinion the Corporation will prevail as a result of the indemnification provisions included in the agreement entered into when Valley Gas acquired the utility assets from Blackstone. Management cannot determine the future cash flow impact, if any, of this claim and related legal fees. Legal fees associated with this claim are expected to be recovered in rates. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.

     Valley Gas received a letter of responsibility from the Rhode Island Department of Environmental Management ("DEM") with respect to releases from manufactured coal waste on its property that is the site of the former Tidewater plant in Pawtucket, Rhode Island. Valley Gas and Blackstone have submitted a site investigation report to DEM relating to certain releases on the site. Management cannot determine the future cash flow impact, if any, of this claim and related expenses. Management takes the position that it is indemnified by Blackstone for any such expenses. Valley Gas intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period. Remediation of sites such as the former Tidewater plant is governed by a regulatory framework which now permits more flexibility in methods of remediation and in property reuse.

     Valley Gas received a letter of responsibility from DEM with respect to releases from manufactured coal waste on its property that is the site of the former Hamlet Avenue plant in Woonsocket, Rhode Island. Valley Gas and Blackstone have submitted a site investigation work plan to address certain releases at the site. Management cannot determine the future cash flow impact, if any, of this claim and related expenses. Management takes the position that it is indemnified by Blackstone for any such expenses. Valley Gas intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period. Remediation of this site is also governed by a regulatory framework that permits more flexibility in methods of remediation and in property reuse.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

NOTE I: SEGMENT INFORMATION

     In accordance with SFAS 14, the following information is presented relative to the gas, merchandising and other operations of the Corporation.

                                                         1996            1995            1994
                                                      -----------     -----------     -----------
GAS OPERATIONS
Operating revenues..................................  $60,773,250     $56,012,913     $65,323,556
Operating income before Federal income taxes........    7,150,140       5,157,534       6,412,020
Identifiable assets at August 31....................   84,646,797      83,952,630      83,070,742
Depreciation........................................    2,364,999       2,131,425       2,060,071
Capital expenditures................................    4,396,081       5,335,159       3,953,702

APPLIANCE & CONTRACT SALES & RENTALS
Operating revenues..................................  $17,617,481     $17,216,397     $16,506,364
Operating income before Federal income taxes........      986,920       1,111,530       1,183,132
Identifiable assets at August 31....................    8,116,782       8,148,961       8,060,902
Depreciation........................................      512,242         475,456         339,068
Capital expenditures................................      531,152         521,345         549,067

OTHER OPERATIONS, INCLUDING CORPORATE & ELIMINATIONS
Operating revenues..................................  $ 1,969,403     $ 1,640,880     $ 1,722,998
Operating income before Federal income taxes........      156,632         207,432         219,001
Identifiable assets at August 31....................    3,925,406         235,915         (62,447)
Depreciation........................................       79,486          77,874          74,328
Capital expenditures................................       81,476          59,427          50,658

TOTAL CORPORATION
Operating revenues..................................  $80,360,134     $74,870,190     $83,552,918
Operating income before Federal income taxes........    8,293,692       6,476,496       7,814,153
Federal income tax expense..........................   (1,443,547)       (731,947)     (1,313,227)
Nonoperating income -- net..........................      459,938         115,032         227,450
Interest expense....................................   (3,311,723)     (3,304,656)     (2,902,350)
Net income..........................................    3,998,360       2,554,925       3,826,026
Identifiable assets at August 31....................   96,688,985      92,337,506      91,069,197
Depreciation........................................    2,956,727       2,684,755       2,473,467
Capital expenditures................................    5,008,709       5,915,931       4,553,427

     Expenses used to determine operating income before Federal income taxes are charged directly to each segment or are allocated based on time studies. Assets allocated to each segment are based on specific identification of such assets as provided by Corporate records.

                    VALLEY RESOURCES, INC. AND SUBSIDIARIES

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

NOTE J: SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                 --------------------------------------------
                                                 NOVEMBER     FEBRUARY      MAY       AUGUST
                                                 --------     -------     -------     -------
                                                 (IN THOUSANDS, EXCEPT AS TO EARNINGS (LOSS)
                                                              PER AVERAGE SHARE)
    Fiscal 1996
    Total operating revenues...................  $14,095      $30,250     $23,665     $12,351
    Income (loss) before Federal income
      taxes....................................  $(1,214)     $ 5,817     $ 2,934     $(1,948)
    Net income (loss)..........................  $  (775)     $ 3,855     $ 1,995     $(1,077)
    Earnings (loss) per average share..........  $  (.18)     $   .90     $   .47     $ (0.25)

    Fiscal 1995
    Total operating revenues...................  $14,774      $26,965     $21,438     $11,693
    Income (loss) before Federal income
      taxes....................................  $(1,186)     $ 3,602     $ 2,242     $(1,300)
    Net income (loss)..........................  $  (735)     $ 2,382     $ 1,586     $  (678)
    Earnings (loss) per average share..........  $  (.17)     $   .56     $   .38     $  (.16)

NOTE K: NOTES TO UNAUDITED FINANCIAL INFORMATION

     Earnings Per Share -- The Corporation computes earnings per average common share based on the weighted average number of shares outstanding during the period.

     Results of Operations -- In the opinion of the Corporation, the accompanying unaudited consolidated condensed financial statements contain all adjustments (consisting of only normal recurring accruals and matters discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations") necessary to present fairly the financial position as of May 31, 1997, the results of operations for the nine-months ended May 31, 1997 and 1996 and Statement of Cash Flows for the nine-months ended May 31, 1997 and 1996.

     The results of operations for the nine-month periods ended May 31, 1997 and 1996 are not necessarily indicative of the results to be expected for the full year.

======================================================
  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS; ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS; NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS BY THE CORPORATION OR ANY UNDERWRITER IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL FOR THE CORPORATION OR ANY UNDERWRITER TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Information
  by Reference........................    3
Prospectus Summary....................    4
Risk Factors..........................    6
Valley Resources, Inc. ...............    7
Use of Proceeds.......................    8
Capitalization........................    8
Selected Financial Data...............    9
Management's Discussion and Analysis
  of the Results of Operations and
  Financial Condition.................   10
Business..............................   16
Price Range of Common Stock and
  Dividends...........................   21
Description of Common Stock...........   21
Description of Debentures.............   23
Underwriting..........................   29
Legal Matters.........................   30
Experts...............................   30
Index to Consolidated Financial
  Statements..........................  F-1
============================================

======================================================

                             VALLEY RESOURCES, INC.

                                 620,000 SHARES
                                       OF
                                  COMMON STOCK
                                 ($1 PAR VALUE)

                                   $7,000,000

                                       OF
                           7.70% DEBENTURES DUE 2027

                            ------------------------

                                   PROSPECTUS

                             DATED AUGUST 21, 1997

                            ------------------------
                          EDWARD D. JONES & CO., L.P.

                           FIRST ALBANY CORPORATION
======================================================